Exhibit a(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

BY

POWERCO ACQUISITION CORP.,

A WHOLLY OWNED SUBSIDIARY OF

SKYWORKS SOLUTIONS, INC.,

AT

$5.80 PER SHARE NET TO SELLERS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

EASTERN STANDARD TIME, AT THE END OF MONDAY, JANUARY 9, 2012, UNLESS THE OFFER IS EXTENDED.

Skyworks Solutions, Inc. (“Skyworks”), through its wholly owned subsidiary, PowerCo Acquisition Corp. (“Offeror”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated (“AATI”), at a price per share of $5.80, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated December 9, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2011, among Skyworks, Offeror and AATI, as amended by Amendment No. 1 dated November 30, 2011 (as so amended, the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of Shares that represents at least a majority of the Shares outstanding immediately prior to the expiration of the Offer. See Section 14—“Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of the conditions to the Merger (as defined below), Offeror will merge with and into AATI (the “Merger”), with AATI becoming a wholly owned subsidiary of Skyworks.

The board of directors of AATI has unanimously (1) determined that the Offer and the Merger are advisable, fair to, and in the best interests of AATI and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that AATI’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

IMPORTANT

Any AATI stockholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (1) complete and sign the accompanying Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificates evidencing the tendered Shares, and any other required documents, to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” or (2) request the stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Offeror. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the stockholder desires to tender its Shares.

A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may be able to tender Shares by following the procedure for guaranteed delivery set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions or requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent for the Offer, at its address, telephone number and email address set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. AATI’s stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer. You are urged to obtain a current market quotation for the Shares. See Section 6—“Price Range of the Shares; Dividends.”

The Depositary for the Offer is:

BNY Mellon Shareowner Services

December 9, 2011

		Page
SUMMARY TERM SHEET		1
FREQUENTLY ASKED QUESTIONS		4
INTRODUCTION		7
THE TENDER OFFER		8
1.	TERMS OF THE OFFER	8
2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES	9
3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES	10
4.	WITHDRAWAL RIGHTS	13
5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	14
6.	PRICE RANGE OF THE SHARES; DIVIDENDS	16
7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS	17
8.	INFORMATION CONCERNING AATI	18
9.	INFORMATION CONCERNING SKYWORKS AND OFFEROR	18
10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH AATI	19
11.	PURPOSE OF THE OFFER AND THE MERGER; THE MERGER AGREEMENT; STATUTORY REQUIREMENTS; APPRAISAL RIGHTS; STOCKHOLDER AGREEMENT; “GOING PRIVATE” TRANSACTIONS; PLANS FOR AATI	33
12.	SOURCE AND AMOUNT OF FUNDS	51
13.	DIVIDENDS AND DISTRIBUTIONS	51
14.	CONDITIONS OF THE OFFER	51
15.	LEGAL MATTERS; REQUIRED REGULATORY APPROVALS	52
16.	FEES AND EXPENSES	54
17.	MISCELLANEOUS	54
SCHEDULES
Schedule I. Directors and Executive Officers of Skyworks and Offeror

SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to PowerCo Acquisition Corp., a wholly owned subsidiary of Skyworks Solutions, Inc.

Information included or incorporated by reference in this Offer to Purchase relating to AATI, its stock and its directors, officers, stockholders and employees has been provided by AATI, and neither we nor Skyworks is responsible for the accuracy or completeness of that information. In the Merger Agreement, AATI has represented and warranted to Skyworks that the information supplied by it for inclusion in the Schedule TO (into which this Offer to Purchase is incorporated by reference and to which this Offer to Purchase is an Exhibit) and the information in AATI’s Schedule 14D-9 (some of which is included herein) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. AATI has also agreed to promptly correct any such information to the extent it becomes false or misleading in any material respect, and has represented and warranted that if any fact or event relating to AATI or any of its affiliates that should be set forth in an amendment to the Schedule TO is discovered by AATI or occurs, AATI will promptly inform Skyworks of such fact or event.

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated (“AATI”).

Price Offered Per Share:	$5.80 per Share, net to sellers in cash, without interest and subject to any required withholdings of taxes (such amount per Share or any greater amount paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration Time:	12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012.

Purchaser:	PowerCo Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Skyworks Solutions, Inc. (“Skyworks”).

Minimum Condition:	At least a majority of the Shares outstanding immediately prior to the expiration of the Offer.

AATI Board of Directors’

Recommendation:	AATI’s board of directors unanimously recommends that AATI’s stockholders tender their Shares into the Offer and adopt the Merger Agreement.

Other Information

The Offer is the first step in Skyworks’s plan to acquire all outstanding Shares, as provided in the Agreement and Plan of Merger, dated as of May 26, 2011, among Skyworks, us and AATI, as amended by Amendment No. 1 dated November 30, 2011 (as so amended, the “Merger Agreement”). If the Offer is successful, Skyworks will acquire any remaining Shares through a merger of us with and into AATI (the “Merger”), pursuant to which each remaining outstanding Share shall automatically be converted into the right to receive the Offer Price in cash other than (1) any Shares that are owned by AATI as treasury stock or by any wholly owned subsidiary of AATI and any Shares owned by Skyworks, Offeror or any other wholly owned subsidiary of Skyworks, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporation Law. AATI stockholders will have appraisal rights with respect to the Merger, but not the Offer.

The initial offering period of the Offer will expire at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012 (such time and date, or the latest time and date as the Offer may be extended, the “Expiration Date”) unless we extend the Offer. If any of the conditions to the Offer (see Section 14—“Conditions of the Offer”) has not been satisfied or waived as of any then scheduled Expiration Date, and if the Merger Agreement has not been terminated in accordance with its terms, the Merger Agreement provides that we shall extend the Offer for periods of up to ten business days each until the date on which all such conditions have been satisfied or waived. However, we are not required to extend the offer beyond June 30, 2012. We may, without the consent of AATI, extend the Offer (1) as required by the Merger Agreement or applicable law (including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC) or (2) in connection with an increase (which we do not anticipate making) in the consideration to be paid pursuant to the Offer so as to comply with the applicable rules and regulations of the SEC. We may, without the consent of AATI, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended, following an acceptance for payment of Shares in the Offer.

If we are required to extend the Offer, we will issue a press release giving the new Expiration Date no later than 9:00 a.m., Eastern Standard Time, on the first business day after the previously scheduled Expiration Date of the Offer.

AATI Board of Directors’ Recommendation

AATI’s board of directors unanimously:

•	determined that the Offer and the Merger are advisable, fair to, and in the best interests of AATI and its stockholders;

•	approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and

•	recommended that AATI’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

Conditions and Termination

We are not required to complete the Offer unless the number of Shares validly tendered and not properly withdrawn is at least a majority of the Shares outstanding immediately prior to the expiration of the Offer. As of December 5, 2011, the required minimum number of Shares would have been 22,150,948 Shares.

See Section 11—“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreement; ‘Going Private’ Transactions; Plans for AATI” and Section 14—“Conditions of the Offer” in this Offer to Purchase for a description of other conditions to the Offer and Skyworks’s and AATI’s respective rights to terminate the Merger Agreement. The Offer is not conditioned on Skyworks obtaining financing.

Procedures for Tendering

If you wish to accept the Offer, please do the following:

•

If you are a record holder (i.e., a stock certificate has been issued to you or you hold Shares in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary for the Offer or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

•

If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free) for assistance. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights” for further details.

Recent AATI Trading Prices

The closing price for AATI shares was: $3.84 per share on May 25, 2011, the last trading day before we announced the original Merger Agreement, $4.34 per share on November 29, 2011, the last trading day before we announced the amendment to the Merger Agreement, and $5.73 per share on December 8, 2011, the last trading day before the date of this Offer to Purchase. Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares.

If the Offer is successful, we expect the Shares to continue to be traded on NASDAQ until the time of the Merger, although we expect trading volume to be significantly below its pre-Offer level. Please note that the time period between completion of the Offer and the Merger may be very short.

U.S. Federal Income Tax Consequences of Selling Your Shares Pursuant to the Offer or the Merger

The sale of Shares pursuant to the Offer or the Merger, as applicable, will be a taxable transaction for U.S. federal income tax purposes. In general, if you sell Shares pursuant to the Offer or the Merger, as applicable, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares sold. See Section 5—“Material U.S. Federal Income Tax Consequences” for further details.

Further Information

You may contact MacKenzie Partners, Inc. at the address, telephone numbers and email address listed below if you have any questions about the Offer. MacKenzie Partners, Inc. is acting as the Information Agent for the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as an AATI stockholder, may have about the Offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in the Summary Term Sheet and this section is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to purchase my Shares?

We are PowerCo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Skyworks Solutions, Inc., a Delaware corporation. We were formed for the purpose of effecting Skyworks’s acquisition of AATI. See the “Introduction” to this Offer to Purchase and Section 9—“Information Concerning Skyworks and Offeror.”

Skyworks is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. Skyworks’s net revenue for the fiscal year end September 30, 2011 was approximately $1.42 billion. Skyworks currently employs about 4,400 people worldwide.

How much are you offering to pay and in what form of payment?

We are offering to pay $5.80, net to you in cash, without interest and subject to any required withholding of taxes, for each Share tendered and accepted for payment in the Offer (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”).

Will I have to pay any fees or commissions?

If you are the record holder of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What does the board of directors of AATI think of the Offer?

AATI’s board of directors has unanimously recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 10—“Background of the Offer; Past Contacts or Negotiations with AATI.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to BNY Mellon Shareowner Services, the depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can holders of unvested or unsettled restricted stock units or vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares or restricted stock units that have not yet vested or been settled. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable equity plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. If you hold restricted stock units that vest and are settled in Shares during an offering period, you may tender the Shares received upon such settlement in accordance with the terms of the Offer. Due to SEC restrictions, AATI currently is unable to issue Shares upon exercise of any vested options or settlement of restricted stock units that vest during the offering period. Therefore, even if you exercise your vested options or vest in your restricted stock units, you currently could not participate in the Offer with respect to the relevant Shares. However, AATI may be able to issue Shares pursuant to these awards at a later date and you could participate in the Offer after such Shares are issued. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Do you have financial resources to make payment?

Skyworks, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not properly withdrawn and to fund our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. See Section 12—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	through our parent company, Skyworks, we will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer and not properly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, Skyworks will acquire all remaining Shares in the Merger for the same cash price as the Offer Price.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or waived. In the Merger, Skyworks will acquire all remaining Shares for the same cash price as the Offer Price. If the Merger takes place, Skyworks will own all of the Shares, and all the remaining AATI stockholders will receive the Offer Price. For a summary of the

Merger Agreement, including the conditions to the Merger, see Section 11—“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for AATI” and Section 14—“Conditions of the Offer” for a description of the conditions to the Merger.

If the Offer is consummated, will AATI continue as a public company?

After completion of the Merger, AATI’s common stock will no longer be publicly owned. Before the Merger, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Stock Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, AATI may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled and converted into the right to receive the Offer Price per Share in cash, unless you validly exercise appraisal rights under Delaware law. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Stock Market, the quotation for the Shares on the NASDAQ Stock Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, AATI may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

Whom should I call if I have questions about the Offer? Where do I get additional copies of the Offer documents?

You may call MacKenzie Partners, Inc., Toll-Free at: (800) 322-2885. MacKenzie Partners, Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase for additional contact information.

To: All Holders of Shares of Common Stock of Advanced Analogic Technologies Incorporated:

INTRODUCTION

PowerCo Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”), at a purchase price of $5.80 per Share, net to sellers in cash, without interest and subject to any required withholdings of taxes (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2011, among Skyworks, us and AATI, as amended by Amendment No. 1 dated November 30, 2011 (as so amended, the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of Shares that represents at least a majority of the Shares outstanding immediately prior to the expiration of the Offer (the “Minimum Condition”). The Offer also is subject to certain other terms and conditions. See Section 14—“Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, we will merge with and into AATI (the “Merger”).

If you are the record holder of Shares and tender directly to the Depositary, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to our purchase of Shares pursuant to the Offer. If you hold your Shares through a bank or broker, you should check with those institutions as to whether or not they charge any service fee. However, if you do not complete and sign the Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” We will pay all charges and expenses of BNY Mellon Shareowner Services, as Depositary for the Offer, and MacKenzie Partners, Inc., as Information Agent for the Offer, incurred in connection with the Offer. See Section 16—“Fees and Expenses.”

The board of directors of AATI has unanimously (1) determined that the Offer and the Merger are advisable, fair to, and in the best interests of AATI and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that AATI’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012, unless we extend the period of time for which the offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the offering period of the Offer, as so extended, will expire. If any of the conditions to the Offer (see Section 14—“Conditions of the Offer”) has not been satisfied or waived as of any then scheduled Expiration Date, and if the Merger Agreement has not been terminated in accordance with its terms, the Merger Agreement provides that we shall extend the Offer for periods of up to ten business days each until the date on which all such conditions have been satisfied or waived. However, we are not required to extend the offer beyond June 30, 2012. We may, without the consent of AATI, extend the Offer (1) as required by the Merger Agreement or applicable law (including for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC) or (2) in connection with an increase (which we do not anticipate making) in the consideration to be paid pursuant to the Offer so as to comply with the applicable rules and regulations of the SEC. We may, without the consent of AATI, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following an acceptance for payment of Shares in the Offer.

Following the consummation of the Offer and the satisfaction or waiver of the conditions to the Merger, the Merger will occur, pursuant to which we will merge with and into AATI, with AATI continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. In the Merger, each outstanding Share (other than (1) any Shares that are owned by AATI as treasury stock or by any wholly owned subsidiary of AATI and any Shares owned by Skyworks, Offeror or any other wholly owned subsidiary of Skyworks, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price. Section 11 contains a more detailed description of the Merger Agreement. Section 5 describes the material U.S. federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) or the Merger, as the case may be.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger will be approved by AATI’s stockholders. See Section 11—“Purpose of the Offer and the Merger; the Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for AATI.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 14—“Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that AATI’s stockholders should read carefully before making any decision with respect to the Offer.

THE TENDER OFFER

1.	TERMS OF THE OFFER.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date. If any of the conditions to the Offer (see Section 14—“Conditions of the Offer”) has not been satisfied or waived as of any then scheduled Expiration Date, and if the Merger Agreement has not been terminated in accordance with its terms, the Merger Agreement provides that we shall extend the Offer for periods of up to ten business days each until the date on which all such conditions have been satisfied or waived. However, we are not required to extend the offer beyond June 30, 2012. We may, without the consent of AATI, extend the Offer (1) as required by the Merger Agreement or applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC) or (2) in connection with an increase (which we do not anticipate making) in the consideration to be paid pursuant to the Offer so as to comply with the applicable rules and regulations of the SEC. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. You may withdraw any Shares that you have previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4—“Withdrawal Rights.”

We may, without the consent of AATI, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Exchange Act following an acceptance for payment of Shares in the Offer. A subsequent offering period, if one is provided, will allow AATI’s stockholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. In any subsequent offering period, you may tender Shares using the same procedures applicable to the Offer (except that Shares tendered may not be withdrawn), and we will immediately accept and promptly pay for Shares as they are tendered. In the event that we extend the Offer or provide a subsequent offering period, we will provide an announcement to that effect to a national news service no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for midnight, Eastern Standard Time, at the end of Monday, January 9, 2012.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Skyworks and we may choose to make any public announcement, Skyworks and we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

In the unlikely event (which we do not currently expect to occur) that we were to make a material change in the terms of the Offer, applicable laws and regulations would require us to extend the Offer and disseminate additional tender offer materials. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. With respect to a change in price or a change in percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to shareholders. As of the date of this Offer to Purchase, we have no intention to change any of the terms of the Offer, and we have little ability to change the terms of the Offer without AATI’s consent.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14—“Conditions of the Offer.” We reserve the right (but have no obligation or present intention), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with AATI’s prior written consent. In the unlikely event (which we do not currently expect to occur) that we were to waive any condition described in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to AATI’s stockholders, require that the Offer remain open for an additional period of time or that Skyworks and we disseminate information concerning such waiver, or both. We acknowledge that Rule 14e-1(c) under the Exchange Act requires us to pay the Offer Price or return the Shares tendered promptly after the termination or withdrawal of the Offer.

AATI has provided Skyworks and us with its stockholder list and security position listings for the purpose of disseminating the Offer to AATI’s stockholders. Skyworks and we will mail this Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials to record holders of Shares, and Skyworks and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 4—“Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer described in Section 14—“Conditions of the Offer.” If we include a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

For information with respect to approvals that Skyworks and we are required to obtain prior to the completion of the Offer, see Section 15—“Legal Matters; Required Regulatory Approvals.”

In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of:

•

certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”;

•

the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

•	any other documents that the Letter of Transmittal requires.

Any payment we make to you in exchange for your Shares may be subject to backup withholding, currently at a rate of 28%, if you do not also complete, sign and return the Internal Revenue Service Form W-9 that is included in the Letter of Transmittal. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer, and from and after the giving of such oral or written notice, whether or not payment for such Shares has yet been made or received, we shall be deemed to be the record and beneficial owner and holder of such Shares for all purposes, including for purposes of determining the owner and holder of record entitled to vote at any special meeting of AATI stockholders convened to vote on the adoption of the Merger Agreement and the approval of the Merger. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering AATI stockholders for the purpose of receiving payment from us and transmitting payment for Shares validly tendered and not properly withdrawn.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

In the unlikely event (which we do not currently expect to occur) that, prior to the Expiration Date, we increase the price offered to AATI’s stockholders in the Offer, we will pay the increased price to all AATI stockholders from whom we purchase Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer, and we are under no obligation to increase the price in the Offer.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (1) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (2) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, you must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well your representation and warranty that you have the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively

“Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by us; and

•

the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering AATI stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding. Under U.S. federal income tax law, backup withholding may apply to the amount otherwise payable to you upon the sale of your Shares pursuant to the Offer or the Merger. Unless an exemption otherwise applies, to avoid backup withholding an AATI stockholder that is a U.S. person (as defined for U.S. federal income tax purposes and described below in Section 5—“Material U.S. Federal Income Tax Consequences”) must provide the AATI stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct, that the AATI stockholder is not subject to backup withholding and that the AATI stockholder is a U.S. person by completing the Form W-9 in the applicable letter of transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service (the “IRS”) may impose a penalty on the AATI stockholder, and any payment made to the AATI stockholder pursuant to the Offer or the Merger, as applicable, may be subject to backup withholding currently at a rate of 28%.

If you are surrendering Shares pursuant to the Offer and you are a U.S. person, you should complete, sign and return the Form W-9 included in the Letter of Transmittal to the Depositary to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain AATI stockholders (including, among others, all corporations and certain foreign individuals and entities) may be exempt from backup withholding. If you are surrendering Shares pursuant to the Offer and you are a not a U.S. person, you should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. You should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal.

If you sell your Shares in the Merger, you will receive a separate letter of transmittal, Form W-9 and instructions at the time of the Merger.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments otherwise payable to you pursuant to the Offer or the Merger, as applicable, may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of AATI’s stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of AATI’s stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of AATI’s stockholders.

Determination of Validity. We will, in our sole discretion, determine all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, which determination will be final and binding on all parties. We reserve the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires AATI’s prior written consent) or any defect or irregularity in any tender of Shares by any particular AATI stockholder, whether or not similar defects or irregularities are waived in the case of other AATI stockholders. Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. We will not be, and none of Skyworks or any of its affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be, under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tender Constitutes Binding Agreement. Our acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	WITHDRAWAL RIGHTS.

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after the date that is 60 days from the date of this Offer to Purchase. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and properly exercise withdrawal rights as described in this Section 4—“Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be proper and effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you properly withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

We will, in our sole discretion, determine all questions as to the form and validity (including time of receipt) of notices of withdrawal, which determination will be final and binding. None of Skyworks, us or any of our respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following discussion summarizes the material U.S. federal income tax consequences of the Offer to stockholders whose Shares are tendered and accepted for payment pursuant to the Offer and of the Merger to stockholders whose Shares are converted into the right to receive the Merger consideration pursuant to the Merger. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated under the Code and judicial and administrative rulings, all as in effect as of the date of this Offer to Purchase and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of the stockholder’s particular circumstances, nor does it discuss the special considerations applicable to those holders of Shares subject to special rules, such as stockholders whose functional currency is not the U.S. dollar, stockholders who are financial institutions or broker-dealers, mutual funds, partnerships or other pass-through entities for U.S. federal income tax purposes, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, expatriates, stockholders who acquired their Shares through the exercise of options or other compensation arrangements or stockholders who hold their Shares as part of a straddle, constructive sale or conversion transaction. This discussion assumes that holders of Shares hold the Shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). Neither we nor AATI will seek an opinion of counsel or a ruling from the IRS with respect to the U.S. federal income tax consequences discussed herein and accordingly the IRS may not agree with the positions described in this Offer to Purchase.

If a partnership holds Shares, the tax treatment of a partner generally will depend on the status of the partner and activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your own tax advisor.

This discussion includes the material U.S. federal income tax consequences of the Offer and the Merger. We do not intend it to be a complete analysis or description of all potential U.S. federal income tax consequences of the Offer or the Merger for any particular stockholder. We also do not address foreign, state, local, alternative minimum or other tax consequences of the Offer or the Merger. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger, as applicable, in light of your individual circumstances.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Shares that is a U.S. person for U.S. federal income tax purposes. A U.S. person for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on all of its income regardless of source.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of Shares that is not a U.S. holder.

U.S. Holders

The receipt of cash for Shares pursuant to the Offer or the Merger, as applicable, will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in the Shares surrendered. This gain or loss will be capital gain or loss and will be determined separately for each block of Shares (i.e., Shares with the same basis acquired in a single transaction) that are surrendered for cash pursuant to, or in connection with, the Offer or the Merger, as applicable.

Capital gain recognized from the disposition of Shares held for more than one year will be long-term capital gain and will be subject (in the case of U.S. holders who are individuals) to tax at a maximum U.S. federal income tax rate of 15%. Capital gain recognized from the disposition of Shares held for one year or less will be short-term capital gain subject to tax at ordinary income tax rates. Generally, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are permitted to offset a limited amount of net capital losses annually against ordinary income, and unused net capital losses may be carried forward to subsequent tax years.

A U.S. holder, other than a corporation or other exempt recipient, will be subject to information reporting on the cash received pursuant to the Offer or the Merger, as applicable. In addition, under the backup withholding rules of the Code, the exchange agent (which, in the case of the Offer, is the Depositary) generally is required to backup withhold, currently at a rate of 28%, on all payments to which a stockholder or other payee is entitled, unless the stockholder or other payee (1) is a corporation or comes within other exempt categories and demonstrates this fact or (2) provides its correct tax identification number (social security number, in the case of an individual, or employer identification number in the case of other stockholders), certifies under penalties of perjury that (a) the number is correct, (b) the stockholder is not subject to backup withholding and (c) that the stockholder is a U.S. person and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above can be refunded or credited against a payee’s U.S. federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the IRS in a timely manner. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining such exemption.

Non-U.S. Holders

Any gain realized on the receipt of cash pursuant to the Offer or the Merger, as applicable, by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable tax treaty so provides, is also attributable to a permanent establishment or a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to United States persons (as defined under the Code) and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax may apply to its effectively connected earnings and profits for the taxable year at the rate of 30% (or such lower rate as may be specified by an applicable tax treaty);

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Offer or the Merger, as applicable, and certain other conditions are met, in which case the non-U.S. holder may be subject to a 30% tax on the non-U.S. holder’s net gain realized in the Offer or the Merger, as applicable, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•

AATI is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the disposition of the Shares or the period that the non-U.S. holder held the Shares, and the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of AATI’s outstanding common stock at any time during the applicable period, in which case we or the exchange agent (which, in the case of the Offer, is the Depositary) may withhold 10% of the cash payable to the non-U.S. holder in connection with the Offer or the Merger, as applicable, and the non-U.S. holder generally will be taxed on the holder’s net gain realized in the Offer or the Merger, as applicable, at the graduated U.S. federal income tax rates applicable to U.S. persons . AATI does not believe that it is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during such five-year period, although there can be no assurance in this regard.

A non-U.S. holder will be subject to information reporting and, in certain circumstances, backup withholding (currently at a rate of 28%) will apply to the cash received pursuant to the Offer or the Merger, as applicable, unless the non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and provided the payor does not have actual knowledge or reason to know that the holder is in fact a U.S. person for U.S. tax purposes) or such holder otherwise establishes an exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that such non-U.S. holder furnishes the required information to the IRS in a timely manner. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining such exemption.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS.

The Shares are traded on NASDAQ under the symbol “AATI.” The following table sets forth, for the periods indicated, the reported high and low closing sales prices for the Shares on NASDAQ during each fiscal quarter presented.

Shares Market Data

	High	Low
Calendar 2011:
First quarter	$4.68	$3.48
Second quarter	6.06	3.61
Third quarter	6.09	3.98
Fourth quarter (through December 8, 2011)	5.77	3.77

Calendar 2010:
First quarter	$4.00	$3.13
Second quarter	4.08	3.19
Third quarter	3.62	2.97
Fourth quarter	4.01	3.41

Calendar 2009:
First quarter	$3.90	$2.68
Second quarter	5.03	3.74
Third quarter	5.02	3.97
Fourth quarter	3.94	2.99

Since its initial public offering in 2005, AATI has not declared or paid cash dividends on its capital stock. Under the terms of the Merger Agreement, without Skyworks’s prior consent, AATI is not permitted to declare or pay dividends with respect to the Shares.

On May 25, 2011, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price for the Shares on NASDAQ was $3.84 per Share. On November 29, 2011, the last full day of trading prior to the announcement of the execution of the amendment to the Merger Agreement, the reported closing price for the Shares on NASDAQ was $4.34 per Share. On December 8, 2011, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price for the Shares on NASDAQ was $5.73 per Share.

7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Skyworks nor we can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares no longer may meet the standards set forth in NASDAQ’s published guidelines for continued listing on NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things:

•	the number of total stockholders falls below 400;

•	the market value of publicly held Shares falls below $5,000,000; or

•	the number of publicly held Shares (exclusive of Shares held by officers, directors or beneficial owners of 10% or more of the outstanding Shares) falls below 750,000.

In this event, the market for Shares would be adversely affected. In the event the Shares were no longer listed on NASDAQ, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources.

The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms (acting as market makers), the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by AATI to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that AATI is required to furnish to AATI’s stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to AATI. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to AATI. In addition, the ability of “affiliates” of AATI and persons holding “restricted securities” of AATI to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or, with respect to affiliates, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. Skyworks and we believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause AATI to take such actions as are required to terminate such registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ (unless delisted as set forth above in “—NASDAQ Listing”) will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING AATI.

AATI is a Delaware corporation with its principal executive offices located at 3230 Scott Boulevard, Santa Clara, California 95054. The telephone number at that location is (408) 737-4600. AATI develops advanced semiconductor system solutions that play a key role in the continuing evolution of feature-rich, energy efficient electronic devices.

AATI is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. AATI’s SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov.

9.	INFORMATION CONCERNING SKYWORKS AND OFFEROR.

Skyworks is a Delaware corporation with its principal executive offices located at 20 Sylvan Road, Woburn, MA 01801. Skyworks’s telephone number is (949) 231-4700.

Our principal executive offices are located c/o Skyworks Solutions, Inc. at 20 Sylvan Road, Woburn, MA 01801. We are a Delaware corporation and a wholly owned subsidiary of Skyworks. We have not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of our and Skyworks’s directors and executive officers are set forth in Schedule I to this Offer to Purchase.

Skyworks files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Skyworks’s SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase:

•

neither Skyworks nor, to Skyworks’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Skyworks or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of AATI;

•

neither Skyworks nor, to Skyworks’s knowledge, any of the persons or entities referred to in the first bullet above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of AATI during the past 60 days;

•

neither Skyworks nor, to Skyworks’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AATI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations);

•

during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Skyworks or any its subsidiaries, or, to Skyworks’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AATI or any of its executive officers, directors or affiliates, on the other hand; and

•

during the two years prior to the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Skyworks or any of its subsidiaries, or, to Skyworks’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AATI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH AATI.

For several years prior to 2011, Skyworks had included AATI as an acquisition candidate on lists presented from time to time to Skyworks’s board of directors. Skyworks believed that a relationship with AATI would bolster Skyworks’s diversified analog business.

During the spring of 2010, Mr. Liam Griffin (at that time, Skyworks’s senior vice president of sales, and subsequently Skyworks’s executive vice president and general manager, high performance analog), telephoned Mr. Samuel Anderson (chairman of the board of directors of AATI), and asked Mr. Anderson if he would be open to talking to Mr. David Aldrich (Skyworks’s president and chief executive officer) about possible collaboration opportunities between Skyworks and AATI. Mr. Griffin and Mr. Anderson had become acquainted through their common service as directors of a third company. Mr. Anderson indicated that he would be open to a taking such call, and Mr. Aldrich telephoned Mr. Anderson to indicate a general interest in exploring possible business opportunities between AATI and Skyworks or a possible acquisition of AATI by Skyworks. Mr. Anderson and Mr. Richard Williams (president, chief executive officer and chief technical officer of AATI) subsequently met with Mr. Aldrich and held preliminary discussions to familiarize each other with their respective companies and to discuss collaboration or strategic relationship possibilities. Mr. Anderson and Mr. Aldrich followed up this meeting with additional telephonic discussions with respect to potential strategic relationships between AATI and Skyworks.

In late June 2010, Mr. Griffin spoke to Mr. Anderson about a possible collaboration meeting between Skyworks and AATI teams in July, and on July 21, 2010, Mr. Aldrich, Mr. Griffin, Mr. Thomas Schiller (Skyworks’s vice president, corporate development), and Skyworks marketing and engineering executives held a collaboration meeting with Mr. Anderson and Mr. Williams in Woburn, Massachusetts, where Skyworks is headquartered.

In late July 2010, a third party (“Company A”) also expressed an interest in a potential strategic transaction with AATI. Company A had earlier expressed an interest to another member of AATI’s board in late 2009 and early 2010 in exploring a strategic transaction with AATI. Mr. Anderson held a discussion with representatives of Company A to better understand the potential strategic fit between the companies.

On July 26, 2010, Mr. Aldrich spoke with Mr. Anderson and proposed that Skyworks acquire AATI. Mr. Anderson proposed that Mr. Aldrich meet Mr. Williams and members of the AATI board in Santa Clara, California, where AATI is headquartered, to continue discussions.

On July 27, 2010, the board of directors of AATI held a regularly scheduled meeting at which Mr. Anderson informed the board that Mr. Aldrich had expressed an interest in collaboration, and potentially a strategic transaction, with AATI. Mr. Anderson also informed the board of the continued potential interest of Company A in a strategic transaction with AATI, and he updated the board on his discussion with Company A. The board of directors instructed Mr. Anderson to continue these discussions with both Skyworks and Company A as part of the Board’s exploration of strategic alternatives for AATI.

In August 2010, Mr. Anderson held an additional discussion with Company A about a potential strategic transaction. The key individual at Company A holding discussions with Mr. Anderson changed positions during this timeframe, and further discussions terminated without Company A proposing specific terms of a strategic transaction.

In late August 2010, Mr. Anderson held telephone conversations with Mr. Aldrich for the purpose of confirming the AATI board meeting to be held in September 2010 at which Mr. Aldrich would be making a presentation.

On September 22, 2010, the AATI board of directors held a regularly scheduled meeting in Santa Clara, California. At this meeting, Mr. Aldrich and Mr. Griffin presented to the AATI board a potential plan and business rationale for a strategic transaction between AATI and Skyworks.

On September 23, 2010, Mr. Anderson communicated to Mr. Aldrich that the AATI board was in favor of exploring both a potential collaboration with Skyworks and a potential acquisition of AATI by Skyworks in parallel.

The parties then scheduled a meeting for October 28, 2010 to discuss valuation and intellectual property issues, including litigation matters in particular. In mid-October 2010, in preparation for that meeting, Skyworks engaged the law firm of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) to assist with the proposed acquisition and to perform a preliminary review of intellectual property litigation and other legal issues related to the proposed acquisition.

On October 20, 2010, the AATI board of directors held a regularly scheduled meeting. At this meeting, the board discussed recent discussions between Skyworks and AATI, and the board authorized Mr. Anderson to continue these discussions. The board also discussed a recent opportunity to explore a strategic transaction with a different third party (“Company B”). Mr. Anderson noted to the board that a stockholder of AATI had informed him of Company B’s potential interest in a relationship with AATI. The board authorized Mr. Anderson to enter into discussions with Company B to better understand the potential for a strategic transaction with Company B.

On October 24 and 25, 2010, Mr. Aldrich and Mr. Anderson met in Boston, Massachusetts. They discussed the possibility of an acquisition of AATI by Skyworks and began a preliminary valuation discussion.

On October 28, 2010, Mr. Anderson, Mr. Williams and Mr. Joe Hollinger (general counsel of AATI) met in Woburn, Massachusetts with Mr. Aldrich and Skyworks’s chief IP counsel and senior director of intellectual property to discuss intellectual property issues, with a particular focus on the status of AATI’s then on-going litigation with Linear Technology Corporation (“LTC”). Mr. Aldrich and Mr. Anderson also discussed AATI’s valuation concerns.

On November 1, 2010, the AATI board of directors held a special meeting to discuss both the status of recent interactions with Skyworks as well as AATI’s long-term strategic planning process. In the course of these discussions, the AATI board of directors noted that it believed that it was timely and appropriate to evaluate AATI’s prospects as a stand-alone company, to work with AATI’s management to develop strategies to improve AATI’s competitive position and to conduct a focused effort to increase long-term stockholder value. In connection with this discussion, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), AATI’s outside corporate legal counsel, reviewed with the directors their fiduciary duties in connection with considering strategic transactions and addressed questions of the board. In addition, the board determined that, given the productive interactions to date between Mr. Anderson and the Skyworks representatives, Mr. Anderson should continue to serve as the primary AATI representative in such discussions. The board directed Mr. Anderson to keep the board promptly informed of any significant developments in these discussions.

On November 3, 2010, Mr. Anderson communicated to Mr. Aldrich that he had discussed Skyworks’s acquisition offer with the members of AATI’s board of directors, and that the members of the board were generally receptive to the possibility of an acquisition of AATI by Skyworks, but that AATI needed additional detail regarding the terms of the proposed acquisition. On November 8, 2010, Mr. Aldrich provided additional details regarding the terms contemplated by Skyworks.

On November 12, 2010, Skyworks sent a proposal to AATI, contemplating an acquisition of AATI by Skyworks at a price of $6.34 per share.

On November 18, 2010, Mr. Anderson met with the chief executive officer of Company B to discuss potential alternative strategic transactions.

On November 19, 2010, the AATI board of directors held a regularly scheduled meeting at which a proposed business combination with Skyworks was discussed. The board reviewed the terms of the recent Skyworks’s proposal. Representatives of WSGR discussed the board’s fiduciary duties and addressed questions of the board. The board also instructed Mr. Anderson to continue discussions with Skyworks.

On November 22, 2010, Mr. Anderson informed Skyworks that AATI’s board of directors had a number of issues with Skyworks’s proposal and requested a conference call to discuss the issues.

On December 1, 2010, AATI executives, including Mr. Williams, held a meeting with the chief executive officer of Company B to discuss a potential strategic transaction.

On December 1, 2010, Mr. Aldrich informed Mr. Anderson that Skyworks was willing to make certain changes that AATI had requested to Skyworks’s November 12 proposal. At the same time, Mr. Aldrich stated that Skyworks wanted exclusivity between Skyworks and AATI, and also wanted AATI not to make any acquisitions while Skyworks and AATI were in discussions looking toward the acquisition of AATI by Skyworks.

On December 2, 2010, Skyworks presented a revised proposal to AATI contemplating an acquisition price of $7.00 per share.

On December 9, 2010, Mr. Aldrich and Mr. Anderson discussed Skyworks’s December 2, 2010 proposal and Skyworks’s request for exclusivity. On December 13, 2010, Skyworks further revised its proposal to AATI to increase the proposed price to $7.25 per share.

On December 14, 2010, the board of directors of AATI held a special telephonic meeting at which Mr. Anderson reviewed the recent discussions with Skyworks and the revised proposal. After extensive discussion, the board of directors of AATI instructed Mr. Anderson to continue discussions with Skyworks, with a focus on increasing the offer price and understanding the proposed form of consideration and other key terms. Following the AATI board meeting, Mr. Anderson relayed a number of questions to Mr. Aldrich regarding the structure and terms of the proposed transaction, including whether the transaction was all stock, all cash, or a combination and whether AATI would have representation on the Skyworks board.

On December 17, 2010, Mr. Aldrich responded to Mr. Anderson’s questions and indicated that Skyworks was willing to pay all cash, all stock, or a combination of cash and stock. Mr. Aldrich also indicated he was comfortable with the current size and composition of the Skyworks board of directors and therefore would only be open to considering board representation for AATI in the event that a current Skyworks director left the board.

On December 17, 2010, the board of directors of AATI held a special telephonic meeting at which Mr. Anderson reviewed the recent discussions with Skyworks. The board of directors of AATI directed Mr. Anderson to continue discussions with both Skyworks and Company B.

On December 20, 2010, members of management of AATI and Company B met and conducted due diligence on each other regarding a potential strategic transaction. Later in December 2010, Mr. Anderson also held several telephone conversations with the chief executive officer of Company B to discuss a potential strategic transaction.

On or about December 23, 2010, Company B indicated that it would be willing to enter into negotiations for the acquisition of AATI at a valuation of no higher than approximately $5.30 per share, based upon a proposed premium percentage and subject to further due diligence and negotiation of the terms of a definitive agreement.

On December 23, 2010, the board of directors of AATI held a special telephonic meeting at which the board reviewed Company B’s proposal. The board of directors noted that Company B’s proposal appeared substantially inferior to the most recent Skyworks proposal. As a result, and because of Company B’s stated intention that it would not offer more than approximately $5.30 per share, the board of directors determined that AATI should focus its efforts on a potential transaction with Skyworks. The board directed Mr. Anderson to seek an increase in the offer price by Skyworks and to inform Company B that AATI intended to cease discussions with it as this time. Immediately following this meeting, Mr. Anderson held a telephone conversation with the chief executive officer of Company B, informing Company B that its proposal was substantially below another potential offer. Company B confirmed that it would decline to proceed with further discussions with AATI. After the meeting, Mr. Anderson also informed Mr. Aldrich that the two companies were close to agreement on terms but that AATI would not be willing to grant exclusivity to Skyworks without a firm price of $7.50 per share and one seat on the Skyworks board of directors.

On December 27, 2010, Mr. Aldrich counter-proposed to Mr. Anderson a purchase price of $7.35 per share. Mr. Aldrich also indicated that a Skyworks’s board seat was not available, but that Skyworks would consider an arrangement by which an AATI representative could participate in Skyworks’s board meetings as an observer. On December 29, 2010, Mr. Anderson verbally agreed to present these proposed terms to the AATI board.

On January 6, 2011, Skyworks presented AATI with a proposed non-binding letter of intent, executed by Mr. Schiller on behalf of Skyworks, contemplating a price of $7.35 per share, an all-stock transaction with a fixed exchange ratio and no price protection, and an exclusivity period of 45 days. The offered price represented a premium of approximately 87% to AATI’s closing price of $3.94 on January 6, 2011.

On January 7, 2011, the board of directors of AATI held a special telephonic meeting at which Mr. Anderson reviewed the recent discussions with Skyworks and the proposed non-binding letter of intent, particularly the contemplated 45-day exclusivity period during which time AATI would be prohibited from considering other competing bids to acquire AATI. Representatives of WSGR reviewed with the directors their fiduciary duties in connection with considering the transaction and addressed questions of the board. The board reviewed potential synergies of a combination as well as potential benefits and risks of the transaction to AATI and its stockholders. The board also discussed a preliminary timeline and structural and legal aspects of the transaction. The board reviewed the advisability of engaging a financial advisor to advise the board on the reasonableness of the terms under discussion. The board directed Mr. Anderson to engage Needham & Company, LLC (“Needham & Company”) an investment banking firm familiar with AATI and its business, as AATI’s financial advisor.

On January 9, 2011, the AATI board of directors held a special telephonic meeting at which representatives from Needham & Company reviewed the terms of the proposed non-binding letter of intent, including the contemplated 45-day exclusivity period. Representatives of Needham & Company discussed the proposal with the board and provided input on the proposed terms of the transaction from a financial point of view. The AATI board of directors indicated that based on the level of the prior offer from Company B and the significant premium over recent trading prices that the Skyworks offer represented, the board believed that a modest exclusivity period would be a reasonable restriction to accept. After extensive discussion, the board unanimously approved entering into the non-binding letter of intent with Skyworks and authorized Mr. Anderson to sign and deliver the letter of intent to Skyworks.

On January 9, 2011, Mr. Anderson signed and delivered the non-binding letter of intent on behalf of AATI. Shortly thereafter, Skyworks delivered to AATI a list of information requirements and a proposed calendar for “due diligence” meetings.

Between January 9 and January 15, 2011, AATI’s outside legal counsel, WSGR, and Skyworks’s outside legal counsel, WilmerHale, negotiated the terms of a confidentiality, exclusivity and standstill agreement, which the parties signed and delivered on January 17, 2011, with effect from January 15, 2011. The agreement included a mutual one-year standstill agreement, a mutual two-year employee non-solicitation agreement, and a 45-day exclusivity period (to March 1, 2011) during which AATI agreed not to solicit acquisition proposals from any other party or to hold merger discussions with any other party.

On January 17, 2011, AATI formally engaged Needham & Company to act as AATI’s financial advisor.

On January 17, 18, and 19, 2011, Skyworks executives and lawyers from WilmerHale met in Palo Alto, California with Mr. Anderson, Mr. Williams and other AATI directors and executives, heard management presentations and overviews of AATI from AATI representatives, and conducted “due diligence” of various matters relating to AATI, including intellectual property and litigation matters.

On January 20, 2011, the board of directors of AATI held a special telephonic meeting at which the board also emphasized the importance of performing reverse due diligence on Skyworks, given the likely stock component of the consideration to be issued in a potential transaction.

In January and February 2011, Skyworks business and legal executives and representatives of Skyworks’s outside legal counsel at WilmerHale conducted extensive due diligence on AATI’s business, operations, intellectual property, litigation, financial condition and prospects, including several meetings in both California and Massachusetts. In addition, Skyworks executives toured AATI facilities in Asia. In particular, the parties spent a substantial amount of time discussing AATI’s then-ongoing intellectual property litigation with LTC. During this same period, Mr. Anderson and other AATI representatives and outside consultants also conducted “reverse diligence” with representatives of Skyworks to elicit information concerning Skyworks. These due diligence efforts continued despite the expiration of the 45-day exclusivity period between the parties.

On February 1, 2011, at a regularly scheduled meeting, Skyworks’s board of directors received an update briefing on the status discussions between AATI and Skyworks.

On February 2, 2011, the AATI board of directors held a regularly scheduled meeting at which Mr. Anderson updated the board on the due diligence process being undertaken by Skyworks.

On February 17, 2011, the AATI board of directors held a special telephonic meeting at which Mr. Anderson provided an additional update on the due diligence process being undertaken by Skyworks.

On February 24, 2011, Skyworks business and legal executives and outside counsel from WilmerHale held meetings with Mr. Williams, Mr. Anderson and AATI lawyers to discuss AATI’s then-ongoing intellectual property litigation with LTC.

On February 25, 2011, the AATI board of directors held a special telephonic meeting at which Mr. Anderson updated the board on recent due diligence sessions between Skyworks and AATI and, in particular, Skyworks’s remaining concerns with respect to AATI’s then-ongoing litigation with LTC. The board noted that the 45-day exclusivity period with Skyworks would expire soon, and the board discussed what, if any, additional market check efforts would be advisable under the circumstances. The board also discussed the risk that conducting a market check at this point in negotiations with Skyworks, which the board believed had been proceeding in good faith by both parties, could cause Skyworks to terminate discussions. In particular, the board noted that Mr. Aldrich had repeatedly expressed to Mr. Anderson that Skyworks would not engage in a competitive bidding process to acquire AATI, and that Skyworks believed that the premium it was offering justified exclusive negotiations. After further discussion, the board decided that the risk of Skyworks terminating negotiations as a result of AATI contacting and engaging in discussions with potentially interested third parties outweighed the likelihood that initiating a further affirmative market check by soliciting acquisition offers would be reasonably likely to result in a superior offer.

On February 26, 2011, Mr. Anderson informed Mr. Aldrich and Mr. Schiller that he had held an update call with the AATI board the day before, and that the AATI board had approved the continuation of due diligence to allow Skyworks time to complete its financial model and for AATI to develop a plan for addressing Skyworks’s concerns regarding the then-ongoing intellectual property litigation. Continuing until the signing of the original definitive Merger Agreement (the “Original Merger Agreement”) in May 2011, the AATI and Skyworks transaction teams engaged in due diligence reviews with respect to the other party to the transaction.

On March 1, 2011, AATI’s exclusivity obligations to Skyworks expired, freeing AATI, among other things, to entertain and respond to any unsolicited acquisition offers that third parties might make.

In early March 2011, Skyworks informed AATI that the potential liability with respect to the then-ongoing litigation with LTC and AATI’s weakened forecasted financial results for the third and fourth quarters of 2011 would present a serious impediment to a transaction moving forward. Skyworks indicated that it would reconsider this position if AATI could settle the litigation with LTC on reasonable terms. At this point, the parties shifted the focus of their active efforts, with AATI pursuing a litigation settlement with LTC.

On March 14, 2011, the board of directors of AATI held a special telephonic meeting at which the board discussed Skyworks’s concerns with respect to AATI’s then-ongoing litigation with LTC. The board of directors noted that an upcoming court-directed mediation session between AATI and LTC provided an opportunity to explore the terms on which this litigation could be settled. The board of directors authorized Mr. Anderson and Mr. Williams to propose settlement to LTC within a specified range. Following this meeting, Mr. Anderson informed Mr. Aldrich that a mediation session with LTC would take place on March 24, 2011 and that the AATI board had authorized pursuing a “fast track” settlement.

On March 24, 2011, Mr. Anderson, Mr. Williams, Mr. Hollinger and AATI’s outside intellectual property litigation counsel participated in a mediation session with representatives of LTC. During this mediation, representatives of AATI and LTC agreed to settle all claims between the companies.

On March 25, 2011, the board of directors of AATI held a regularly scheduled meeting at which the board discussed the status of the anticipated litigation settlement, as well as its potential impact on acquisition negotiations with Skyworks. Following this meeting, Mr. Anderson indicated to Skyworks that AATI had tentatively resolved the LTC litigation.

On March 28, 2011, senior executives and representatives of Skyworks attended a meeting with Mr. Anderson, Mr. Williams and other representatives of AATI in Palo Alto, California to discuss the current status of AATI’s business and various financial models. Following the March 28 meeting, Skyworks concluded that the business outlook for AATI has deteriorated from the prior forecast.

On March 31, 2011, AATI entered into a settlement agreement with LTC that ended the litigation between the two companies through the settlement of an enforcement proceeding in the United States Court of Appeals for the Federal Circuit and an action in the United States District Court for the Northern District of California. Specific terms of the settlement were not publicly disclosed.

On April 3, 2011, Mr. Anderson delivered to Mr. Aldrich a copy of the signed settlement agreement between AATI and LTC. On April 4, 2011, Skyworks contacted Mr. Anderson to seek clarification of the AATI-LTC settlement agreement. On or about April 7, 2011, AATI and LTC entered into an addendum clarifying the AATI-LTC settlement agreement and provided a copy of the addendum to Skyworks.

On April 4, 2011, the AATI board of directors held a special telephonic meeting at which Mr. Anderson provided the board an update on discussions with Skyworks, including potential synergies. The board requested that Needham & Company analyze from a financial point of view potential alternative mixes of consideration, including an all-stock transaction or a combination of cash and Skyworks’s common stock.

On April 8, 2011, Skyworks executives met with Mr. Williams and other AATI executives to discuss AATI’s near-term sales funnel, demand from customers and future opportunities.

On or about April 13, 2011, Mr. Aldrich and Mr. Schiller informed Mr. Anderson that Skyworks had concerns about AATI’s forecast for growth in its business over the next two quarters in light of the downtrend in AATI’s business over the last three quarters. On April 14, 2011, Mr. Anderson attempted to address the concerns expressed by Skyworks. In addition, Mr. Anderson commented on the consideration for the transaction, indicating that he thought AATI’s board of directors would support a 50%-50% stock-cash deal.

On April 18, 2011, Mr. Schiller informed Mr. Anderson that Skyworks’s previous price indication was not supportable by AATI’s new, reduced financial outlook. Mr. Schiller and Mr. Anderson discussed a new price of $6.30 per share, comprised of 60% in cash and 40% in Skyworks stock. Subsequently, Mr. Anderson communicated to Mr. Schiller that if Skyworks could agree to a $6.30 per share minimum, with the stock portion of the consideration to be based on a fixed exchange ratio based on the closing price of a share of Skyworks common stock on April 18, 2011, he would take Skyworks’s proposal to AATI’s board of directors.

On April 19, 2011, Mr. Schiller communicated to Mr. Anderson that the framework proposed by Mr. Anderson would be acceptable to Skyworks.

On April 22, 2011, WilmerHale distributed an initial draft of the proposed form of merger agreement to WSGR and AATI. The proposed form of the merger agreement included a proposed price per share of $6.30, of which $3.75 would be paid in cash and the remainder would be issued in a fixed portion of a share Skyworks common stock valued at $2.55 determined by a 30-day trading average immediately prior to the signing of the merger agreement.

On April 24, 2011, the board of directors of AATI held a special telephonic meeting at which the board discussed the draft of the definitive merger agreement presented by Skyworks. Representatives of Needham & Company reviewed the financial terms presented in the proposed definitive merger agreement with the board. Representatives of WSGR reviewed with the AATI directors their fiduciary duties in connection with considering the transaction and addressed questions of the board. After extensive discussion, the board directed management to continue negotiating the definitive merger agreement with Skyworks and, in particular, to focus on, among other issues, obtaining deal certainty and, given the historical price fluctuation of Skyworks common stock, certain price protections for the stockholders. The board also discussed potential compensation arrangements for certain directors and officers in connection with the Merger, and the board received advice from an independent compensation consultant with respect to such matters. Subsequently, AATI disclosed these potential compensation arrangements to Skyworks.

On April 28, 2011, the board of directors of AATI held a regularly scheduled meeting at which Mr. Anderson and representatives of WSGR provided an update on the ongoing negotiations with Skyworks. In particular, representatives of WSGR elaborated on key structural issues presented by the proposed merger agreement, including the board’s ability to consider alternative transactions following the execution of the merger agreement, termination fees, price protection, closing conditions and the potentially taxable nature of the transaction to AATI stockholders as proposed. The board also reviewed an anticipated transaction schedule and received an updated analysis from its independent compensation consultant with respect to the potential compensation arrangements discussed at the prior board meeting.

On April 28, 2011, WSGR sent initial comments on the draft merger agreement to WilmerHale.

On April 29, 2011, Mr. Anderson communicated to Mr. Aldrich and Mr. Schiller that AATI’s board of directors had approved in principle the terms of the business deal they had discussed on April 18-19, subject to negotiation of a mutually acceptable definitive agreement.

On April 29, 2011, Mr. Aldrich sent Mr. Anderson an email indicating he would like to understand AATI’s second quarter revenue guidance. Mr. Anderson responded the same day by providing a draft earnings release (containing proposed second quarter guidance).

On May 2, 2011, AATI conducted its quarterly earnings call and estimated net revenue for the second calendar quarter of 2011 (ending June 30, 2011) in the range of $24.0 million to $26.0 million, net loss in the range of $0.04 to $0.02 per diluted share on a GAAP basis. On a non-GAAP basis, AATI estimated for the second calendar quarter of 2011 a range of net income of $0.01 to net loss of $0.01 per share. AATI also estimated pre-tax quarterly stock-based compensation expense of approximately $1.1 million.

On May 5, 2011, lead counsel from WilmerHale and WSGR discussed issues relating to the transaction, including timing, stockholder approval, next steps relating to the merger agreement and steps to expedite the completion of the due diligence process.

On May 9, 2011, WilmerHale sent a revised draft of the proposed form of merger agreement to WSGR.

On May 10, 2011, Mr. Aldrich and other senior executives of Skyworks met with Mr. Anderson, Mr. Williams and other senior executives of AATI in Woburn, Massachusetts to discuss, in detail, the status and outlook of AATI’s business.

On May 11, 2011, Skyworks’s board of directors received an update on the status of discussions between Skyworks and AATI.

On May 12, 2011, lead transaction counsel from WilmerHale and WSGR held an extended conference call to discuss key issues in the merger agreement, including issues relating to price and exchange ratio determination and adjustments, transaction structure, tax treatment of the transaction and AATI’s desire for reorganization treatment under the Internal Revenue Code so as to make the receipt of Skyworks stock nontaxable to AATI stockholders, deal protection (including the amount and triggers of the termination fee sought by Skyworks, details relating to the “no shop” clause proposed by Skyworks, the scope of AATI’s “fiduciary out” and ability to withdraw its recommendation of the transaction with Skyworks, and Skyworks’s request for a “force the vote” clause requiring AATI to bring the merger agreement to a vote of AATI stockholders even if AATI had received a superior proposal from another potential acquirer), the scope and details of closing conditions, the level of efforts the parties would be required to use to obtain regulatory and other approvals, the definition of a “material adverse effect,” and other points.

On May 15, 2011, WilmerHale sent a draft of a stockholder agreement (which would obligate AATI directors and officers to vote in favor of the Merger and against any competing proposals that might arise, subject to AATI’s rights to terminate the merger agreement) to WSGR. That same day, WilmerHale also sent a draft of a noncompetition agreement (which would prohibit Mr. Williams from competing with the business of AATI for a period of time after the closing of the Merger) to WSGR.

On May 16, 2011, Mr. Williams and certain AATI executives reviewed the consideration for the proposed transaction in light of AATI’s business forecast and benchmarked against stock performance of industry peers.

On May 16, 2011, WSGR provided WilmerHale with comments on the proposed form of stockholder agreement. Later that day, WilmerHale provided WSGR with a revised draft of the stockholder agreement. Also on May 16, 2011, WSGR provided WilmerHale with an initial draft of a “disclosure schedule” responding (and setting forth exceptions) to AATI’s proposed representation and warranties in the draft merger agreement.

On May 18, 2011, the board of directors of AATI held a special telephonic meeting at which Mr. Anderson provided an update on the ongoing negotiations with Skyworks. Representatives of WSGR also reviewed the status of the definitive merger agreement and due diligence efforts and addressed questions of the board.

On May 19, 2011, WilmerHale sent a revised draft of the proposed form of merger agreement to WSGR, proposing compromises on many of the open issues, including, among other things, a reduction in the amount of the termination fee, narrower triggers for the termination fee, no “force the vote” clause, and modifications to the “no shop” provisions, closing conditions, “material adverse effect” definition, and other provisions.

On May 20, 2011, lawyers from WilmerHale and WSGR negotiated possible further changes to various provisions of the merger agreement, including in particular AATI’s representations and warranties.

On May 21, 2011, WSGR sent further comments on the draft merger agreement to Wilmer Hale. Mr. Schiller sent an e-mail to Mr. Anderson indicating that AATI’s comments on the merger agreement were problematic for Skyworks in a number of respects and raised questions as to whether the transaction would continue on schedule or if at all.

On May 23, 2011, Mr. Anderson and Mr. Schiller held a telephone discussion regarding AATI’s concerns with respect to price protection. In order to address these concerns, Skyworks proposed a mechanism that would ensure the value of the Merger consideration at closing. Pursuant to this mechanism, the per share Merger consideration would include an initial combination of $3.75 in cash and a fixed portion of a share of Skyworks common stock equal to $2.55 at the time of signing the merger agreement. The cash portion of the consideration would be increased or decreased to ensure that the total per share consideration would equal $6.30 at the time of closing, based upon the average closing price of Skyworks common stock over the five trading days immediately preceding the Merger closing.

Also on May 23, 2011, lead transaction counsel from WilmerHale and WSGR held an extended conference call to negotiate possible compromises on the open issues in the merger agreement. WilmerHale then sent a revised draft of the merger agreement to WSGR early in the morning of May 24, 2011. Later in the day on May 24, 2011, WilmerHale sent revised versions of the stockholder agreement and non-competition, non-solicitation and confidentiality agreement to WSGR.

Throughout the day on May 24 and May 25, 2011, WilmerHale and WSGR exchanged further comments on the draft merger agreement and the AATI disclosure schedule to the merger agreement, and continued to work toward finalizing the two documents.

On May 24, 2011, the board of directors of AATI held a special telephonic meeting at which representatives of WSGR reviewed the fiduciary duties of the board and presented a detailed summary of the draft definitive merger agreement and related ancillary agreements as well as open issues. The board also considered Skyworks’s proposal with respect to a price protection mechanism and found it to be a reasonable solution to AATI’s concerns. Representatives of Needham & Company also presented a preliminary financial analysis of the proposed transaction. Members of the board asked numerous questions and directed management and counsel to negotiate the open issues in the merger agreement in preparation for its expected execution the following day.

In the evening of May 24, 2011, WSGR informed WilmerHale that Mr. Williams, represented by separate legal counsel, would have a number of comments on the proposed form of non-competition, non-solicitation and confidentiality agreement that Skyworks required from him as a condition of signing the merger agreement with AATI. On May 25 and continuing into the morning of May 26, the parties and their counsel held a number of calls and exchanged proposed language in an effort to resolve the parties’ differences over the terms and language of the non-competition, non-solicitation and confidentiality agreement. These differences were finally resolved in the morning of May 26, 2011.

In the afternoon of May 25, 2011, the Skyworks board of directors held a special meeting to consider the proposed acquisition of AATI. After a review of the strengths and weaknesses of AATI’s business, the financial model for the acquisition, the parties’ negotiations, and the key terms and provisions of the merger agreement and related agreements, Skyworks’s board of directors expressed discomfort with the high premium that a price of $6.30 per share represented over recent trading prices of AATI’s common stock, and directed Skyworks management to seek an adjustment of the price, but otherwise unanimously approved the Merger and related transactions and authorized senior management of Skyworks to finalize, execute and deliver the merger agreement on behalf of Skyworks, with such further changes as they might approve.

On May 25, 2011, the AATI board of directors held a special telephonic meeting. At this time, Mr. Anderson informed the board of directors that in a telephone discussion immediately preceding the board meeting, Mr. Schiller informed him that Skyworks was revising its offer to $6.13 per share. This price would be payable in a combination of $3.68 in cash and a fixed portion of a share of Skyworks common stock, but with the same price protection mechanism as previously agreed to with respect to the price of $6.30 per share. Representatives of Needham & Company and WSGR participated in the meeting and addressed questions of the board. The board instructed Mr. Anderson to continue discussions with Skyworks as to the business rationale for the price reduction, and the board adjourned the meeting until later that evening.

On May 25, 2011, during the time that the AATI board meeting was adjourned until later in the day, Mr. Anderson held a telephone conversation with Mr. Aldrich regarding the rationale for lowering the proposed price. Mr. Aldrich indicated that, ultimately, the Skyworks board of directors was uncomfortable with the high premium that a price of $6.30 per share represented over recent trading prices of AATI’s common stock. Members of the AATI board subsequently noted, for example, that the closing price of $3.61 per share on May 23, 2011 was one of the lowest closing prices over the preceding six-month period.

Later on May 25, 2011, the AATI board of directors reconvened its meeting. Mr. Anderson indicated that, in discussions following the earlier meeting of the board, Skyworks had informed him that it was unwilling to increase the acquisition price above $6.13 per share. The board held an extensive discussion regarding the strategic options and risks related to a further delay in the proposed transaction. Representatives of Needham & Company reviewed the financial terms presented in the proposed definitive merger agreement with the board. Representatives of WSGR reviewed with the directors of AATI their fiduciary duties in connection with considering the revised transaction terms and addressed questions of the board. After further discussion, the board directed Mr. Anderson to communicate to Skyworks that it was prepared to move forward with the proposed transaction at the revised price of $6.13 per share only if the parties could finalize, execute and announce the merger agreement on the following day with no further material changes in price or other terms. Mr. Anderson excused himself from the meeting to communicate this message to Skyworks. He returned to the meeting with confirmation from Skyworks that it was prepared to abide by that schedule. However, Mr. Anderson indicated that Skyworks had informed him that it was requesting certain modifications to aspects of the compensation that the AATI board had contemplated awarding to each of Mr. Anderson and Mr. Williams in connection with the Merger, which AATI previously had disclosed to Skyworks for its review and confirmation. In connection with Mr. Anderson’s extraordinary role in facilitating and negotiating the transaction with Skyworks, the AATI board had anticipated awarding Mr. Anderson 240,000 restricted stock units and a cash bonus of $950,000, which would vest or be payable, as applicable, upon the closing of the Merger. The AATI board also had contemplated awarding Mr. Williams 60,000 restricted stock units in connection with his role in facilitating the transaction with Skyworks, which would vest upon the closing of the Merger, as well as an additional 475,000 restricted stock units that would vest over a two-year period following the closing in connection with Mr. Williams entering into a two-year non-competition agreement with Skyworks. At this time, Skyworks requested that Mr. Anderson forego all of the contemplated cash bonus payment and that Mr. Williams forego 75,000 of the restricted stock units contemplated to be awarded in connection with the non-competition agreement. Mr. Anderson and Mr. Williams each indicated that they were willing to accept these compensation modifications requested by Skyworks. The board of directors adjourned the meeting until the following morning.

Later on the night of May 25, 2011, WilmerHale circulated a further revised draft of the merger agreement reflecting the new terms, and overnight on May 25-26 and during the day on May 26, 2011, WilmerHale and WSGR finalized the form of the merger agreement for final board approval and execution and delivery by the parties.

On May 26, 2011, the AATI board of directors held a telephonic meeting. Representatives of Needham & Company and WSGR participated in the meeting and addressed questions of the board. The board received a report on the status of the merger agreement and a review of the resolution of open issues. Representatives of Needham & Company presented a financial analysis and delivered its oral opinion to the AATI board of directors (subsequently confirmed in writing) to the effect that, as of May 26, 2011, and based upon and subject to the assumptions and other matters set forth in its written opinion, the consideration to be received by the holders of AATI common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. After extensive discussion and deliberations and taking into account the proposed terms of the merger agreement and the various presentations of its legal and financial advisors, the AATI board unanimously adopted resolutions declaring the original merger agreement and the transactions contemplated thereby to be advisable to and in the best interests of AATI and its stockholders and approved the original merger agreement and the transactions contemplated thereby and authorized AATI to enter into the original merger agreement with Skyworks. The board also approved the grant of restricted stock unit awards to certain directors and officers in connection with the Merger as well as the additional restricted stock unit award to Mr. Williams in connection with his non-competition agreement with Skyworks.

On May 26, 2011, the parties executed the Original Merger Agreement. In connection with entering into the Original Merger Agreement, Skyworks also entered into the Stockholder Agreement with certain of AATI’s officers and directors pursuant to which, among other things, each such officer and director agreed to vote all shares of AATI common stock beneficially owned by each such officer and director in favor of adoption of the Original Merger Agreement and approval of the Merger and the other transactions contemplated by the Original Merger Agreement and against any other acquisition proposal or alternative acquisition agreement made in opposition to the consummation of the Merger and the transactions contemplated by the Original Merger Agreement. Skyworks and Richard K. Williams also entered into the Non-Competition Agreement pursuant to which, among other things, Mr. Williams agreed, for a period of 24 months following the closing of the Merger and subject to certain exceptions, not to engage, without the express prior written consent of Skyworks, in any business or activity that is in competition with AATI’s business of developing, designing, manufacturing, licensing, marketing, selling and distributing power management semiconductors and related software. Additionally, Mr. Williams agreed, for a period of 24 months following the closing of the Merger, not to directly or indirectly solicit any individual then employed by either Skyworks or AATI to leave such employment or to solicit any AATI customers.

On May 26, 2011, following the closing of the NASDAQ Stock Market, the parties issued a press release announcing the execution of the Original Merger Agreement. Later that day, Mr. Aldrich and Mr. Williams held a joint investor conference call to review the proposed transaction.

On June 17, 2011, Skyworks filed a registration statement on Form S-4 in connection with the proposed Merger. Skyworks received and responded to two rounds of comments from the Staff of the SEC and filed responses and amendments to the S-4 on July 9 and August 9, 2011.

In parallel with the activity relating to the S-4 registration statement, Skyworks and AATI pursued integration planning activities over the course of June, July and August. At the same time, Skyworks also sought information and clarification of various matters and questions that arose concerning AATI’s business and financial performance and outlook, and concerning a request by AATI executive Kevin D’Angelo for a partial release from his obligations under the Stockholder Agreement. These requests and questions ultimately led to Skyworks’s delivery to AATI of formal demands for information in August 2011, to further demands for information and breach notices in September 2011, and to the institution of arbitration proceedings by the parties in late September 2011, which are described in greater detail below.

On September 7, 2011, Skyworks delivered a formal notice of breach to AATI asserting that AATI was in breach of its covenants and agreements in Section 6.4 of the Original Merger Agreement and had failed to comply with and perform its obligations under Section 6.4 in material respects. Later the same day, AATI responded to Skyworks’s notice, asserting that: (i) AATI had provided all of the information and documents reasonably requested by Skyworks pursuant to its written demands of August 23 and August 24 (with the exception of a limited amount of material that would be provided by September 9, 2011), (ii) Skyworks had not specifically identified any information that was purportedly missing, (iii) assuming that there was a breach, it would not be material, and (iv) the executive in question (Mr. D’Angelo) had volunteered to be interviewed by Skyworks on September 14, 2011. AATI also stated that it believed it was never in breach of its obligations under the Original Merger Agreement, but to the extent there was a breach, it was not material and was cured by AATI’s subsequent actions as set forth above.

On September 13, 2011, a number of AATI executives met with a number of Skyworks executives at AATI’s offices in Santa Clara, California to provide Skyworks with a business and financial update and to respond to questions from Skyworks.

On September 15, 2011, Skyworks’s outside counsel interviewed Mr. D’Angelo.

On September 16, 2011, Mr. Aldrich contacted Mr. Anderson to discuss the preliminary conclusions reached by Skyworks regarding AATI’s business and financial performance and outlook based upon Skyworks’s review of the information and documents provided by AATI in response to Skyworks’s formal demand of August 24, 2011 and the notice of breach delivered by Skyworks to AATI on September 7, 2011, including information provided in connection with (and in follow-up to) the parties’ meeting on September 13, 2011. Mr. Aldrich informed Mr. Anderson of Skyworks’s conclusion that AATI had not operated, in material respects, in the usual, regular and ordinary course of business. Mr. Aldrich proposed that the parties mutually agree either to delay further action and final decision on the proposed Merger until the end of the fourth calendar quarter, or, alternatively, to terminate the Original Merger Agreement by mutual consent. Mr. Anderson indicated that AATI was not interested in pursuing either alternative. Mr. Anderson also indicated that he would be willing to meet with Mr. Aldrich in Boston to discuss Skyworks’s concerns about AATI’s business, but only after a proxy statement for the proposed Merger has been mailed to AATI stockholders.

On September 19, 2011, Skyworks delivered a second breach notice to AATI, asserting breach by AATI of its covenant to “act and carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, . . . and use commercially reasonable best efforts, consistent with past practices, to maintain and preserve its and each Subsidiary’s . . . assets . . . and preserve its advantageous business relationships with customers.” On September 20, 2011, AATI responded to Skyworks’s September 19 breach notice, asserting that there was no basis for Skyworks to claim a material adverse effect and that no material adverse effect with respect to AATI has occurred. AATI further claimed that Skyworks’s breach notice did not include specific facts as to the basis of its breach claim, and that no such facts existed. AATI also stated that it remained committed to the completion of the transaction.

On Friday, September 23, 2011, AATI filed an arbitration petition in the Delaware Court of Chancery seeking specific performance of AATI’s Original Merger Agreement with Skyworks. AATI’s petition sought declaratory judgment from the arbitrator that (1) AATI had not breached the Original Merger Agreement, (2) no “material adverse effect” had occurred with respect to AATI, and (3) Skyworks had breached its obligations under the Original Merger Agreement.

On Monday, September 26, 2011, Skyworks filed an arbitration petition against AATI in the Delaware Court of Chancery. Skyworks’s petition asserted that AATI had breached the “ordinary course” provisions of Section 5.1, and other provisions of Section 5.1(n) and Section 6.4 of the Original Merger Agreement and had made misrepresentations to Skyworks dating from before the signing of the Original Merger Agreement. Skyworks sought an order (1) declaring that Skyworks was relieved of its obligations under the Original Merger Agreement, (2) declaring that Skyworks was entitled to terminate the Original Merger Agreement, and (3) in the alternative, awarding damages in an amount to be proven at final hearing.

On October 27, 2011, Skyworks sought (and thereafter ultimately received) leave to amend its arbitration petition to add certain additional claims and allegations, including allegations under Sections 5.1(k) and 6.2 of the Merger Agreement and additional allegations under Sections 5.1, 5.1(n) and 6.4 of the Merger Agreement. Leave was denied as to one portion of the claims and allegations that Skyworks sought to assert.

On November 3, 2011, Skyworks withdrew the Form S-4 registration statement it had previously filed in connection with the proposed Merger.

On November 6, 2011, Mr. Aldrich had a brief telephone conversation with Mr. Anderson. The conversation ended without any substantive discussion, and there was no further contact between Mr. Anderson and Mr. Aldrich until November 26, 2011.

On November 16, 2011, the parties’ litigation counsel held a conference to discuss certain arbitration disputes. At the end of the conference, Skyworks’s litigation counsel inquired whether the parties would have any further dialogue looking toward resolution of the parties’ disputes without a full hearing. AATI’s litigation counsel indicated that AATI would not be open to a resolution involving an abandonment of the transaction, and expressed skepticism that AATI would be prepared to renegotiate the deal price, but indicated that if Skyworks made a bona fide settlement offer, he would present it to AATI. Both litigation counsel expressed strong confidence in the merits of their clients’ cases and in their clients’ prospects for prevailing in the arbitration proceedings.

During the week of November 20, 2011, outside M&A counsel to the parties held a number of telephone conversations, in which they began to discuss possible frameworks for a resolution of the parties’ claims, including the parties’ respective expectations for transaction structure, price and conditions. In the initial conversation, on, November 20, Skyworks’s counsel asked whether Skyworks should consider certain reports in the press as an indication of interest on AATI’s part in discussing possible settlement of the arbitration claims. Counsel also indicated that Skyworks was open to the possibility of settlement, and alluded to a possible price of $5.00 per share in cash. Counsel to AATI indicated that AATI had played no part in any reports in the press and thus made no signals to Skyworks regarding a settlement, that $5.00 would not be acceptable to AATI, and that he did not know what if any other price (below the original deal price of $6.13 per share) might be acceptable to AATI. Counsel to AATI also indicated that he had not been authorized by AATI to engage in settlement negotiations, but that he would relay the conversation to AATI.

On November 22, counsel to AATI sought to contact counsel to Skyworks. After exchanging several calls and ultimately connecting, counsel to AATI indicated that AATI might be open to a revised transaction, but only at a price of $6.00 or higher. Skyworks’s counsel indicated his belief that $6.00 would not be acceptable to Skyworks and proposed two alternative approaches involving an improvement over a $5.00 per share price, the first involving a more conditional transaction at a price of $5.50 per share and an alternative less conditional approach at a price of $5.25 per share. Counsel to AATI indicated that AATI would not be interested in a conditional transaction. During the course of the conversation, counsel for Skyworks and AATI exchanged views on the merits of the case, the parties’ prospects for prevailing in the arbitration proceedings, and the relief they expected the arbitrator to order.

On November 23, 2011, counsel to AATI sought to reach counsel to Skyworks, but was unsuccessful. The next day, Thursday, November 24, 2011, outside M&A counsel to the parties spoke by phone in the evening. In their conversation, counsel to AATI reiterated that AATI was only willing to consider a small discount from the current deal price of $6.13, involving a price of $6.00 or higher, and then only in a transaction with no conditions to closing other than a minimum tender condition and the absence of injunctions. Skyworks’s counsel indicated that, with visibility into AATI’s condition and activities, transparency on AATI’s part, assurances on certain issues affecting AATI’s condition, and heightened protective and control provisions regarding interim operations between signing and closing, Skyworks was prepared to consider a price higher in the $5.00 range and a transaction structure with few conditions and high assurance of completion, but not as high as $6.00. AATI’s counsel indicated that AATI was not prepared to triangulate over price or conditions and rejected the possibility of providing Skyworks with additional discovery or due diligence information. After further discussion of the merits of the parties’ cases, in which each side expressed strong confidence in its position and its prospects for prevailing, Skyworks’s counsel indicated pessimism about the prospects for settlement and the discussions terminated.

On November 25, 2011, Mr. Schiller called Mr. Anderson and offered a re-priced deal at $5.60 per share with a fast track to closing. Mr. Anderson indicated that only a $6.00 price or higher would be acceptable to AATI. Mr. Schiller then suggested he and Mr. Anderson explore a reverse termination fee concept, to which Mr. Anderson said his board would not approve. Messrs Schiller and Anderson then each expressed confidence in their company’s case and prospects for prevailing in the arbitration proceedings. Mr. Schiller then indicated that uncertainties and exposure would remain even after the arbitration proceedings and suggested that it might be acceptable to split the difference between the $5.60 price that Mr. Schiller had offered at the start of the conversation and the $6.00 price that Mr. Anderson had alluded to, for a compromise price of $5.80 per share. Mr. Anderson indicated that he was not authorized by his board to accept anything less than $6.00 but that it might be worth having further discussion with Mr. Aldrich. Mr. Schiller offered to facilitate such a conversation on November 26.

On November 26, 2011, Mr. Aldrich and Mr. Anderson held a number of calls, in which they exchanged their views on the merits of the case and their respective prospects for prevailing in the arbitration proceedings and discussed a possible settlement price. Mr. Aldrich reiterated that $6.00 was not acceptable to Skyworks and Mr. Anderson asked if $5.80 was Skyworks’s best offer. Mr. Anderson said he would talk to the AATI board but did not think a price of $5.80 would be acceptable. That evening, Mr. Anderson called Mr. Aldrich and indicated that a price below $6.00 might be possible, but not much below $6.00, and that $5.80 was not acceptable to AATI. Mr. Aldrich reiterated that Skyworks was not prepared to pay more than $5.80 per share. Mr. Anderson indicated that if the parties were to reach an agreement before the start of the arbitration hearing, it was important that they reach agreement by early afternoon on November 27. Mr. Aldrich and Mr. Anderson did not speak further on November 27.

On November 28, 2011, the “final hearing” (trial) in the arbitration began before Chancellor Strine in the Delaware Court of Chancery. Following the conclusion of the second day’s proceeding on November 29, 2011, Messrs. Griffin and Schiller of Skyworks encountered AATI’s chairman, Mr. Anderson, outside the courtroom and exchanged comments regarding the case and the transaction. Mr. Schiller questioned Mr. Anderson as to why the preceding week’s settlement discussions had broken down. Mr. Schiller alluded again to the idea of a reverse termination fee in exchange for deal termination and Mr. Anderson again rejected the possibility. Mr. Anderson then questioned Messrs. Griffin and Schiller about whether the previous $5.80 proposal was serious. A few hours later, Messrs. Griffin and Schiller again met with Mr. Anderson and confirmed that the previous $5.80 proposal was serious and that Skyworks was prepared to proceed with a fast track acquisition of AATI, with a high degree of certainty, at a price of $5.80 per share. Later that afternoon, Mr. Anderson informed Messrs. Griffin and Schiller that AATI would accept Skyworks’s $5.80 per share offer, subject to completion of acceptable definitive agreements. The parties, through their executives, internal lawyers and outside corporate and litigation counsel then exchanged drafts of a settlement agreement, a form of stipulation and order of dismissal, an amendment to the Original Merger Agreement, and a joint press release, and engaged in intensive negotiations over the further terms of those documents and the settlement, including in particular details relating to the releases, the conditions to the Offer, and AATI’s covenants. That same day, AATI’s board of directors and the special subcommittee of Skyworks’s board of directors approved the settlement and the proposed Amendment No. 1 to the Original Merger Agreement, and the parties signed the Settlement Agreement and Mutual Release during the evening of November 29, 2011 and signed the Amendment No. 1 to the Merger Agreement early in the morning of November 30, 2011.

On Wednesday, November 30, 2011, Skyworks and AATI presented the proposed settlement to Chancellor Strine, who approved the settlement and entered an order dismissing the arbitration proceedings with prejudice. Upon entry of the order approving the settlement, Skyworks, Offeror and AATI delivered the signed Settlement Agreement and Mutual Release and Amendment No. 1 to the Merger Agreement and issued a joint press release announcing the settlement.

On Thursday, December 1, Skyworks designated five Skyworks executives to act as the Skyworks observers under new Section 5.3 of the Merger Agreement, which is summarized in greater detail below (Section 11—“The Merger Agreement—New Provision for Skyworks Observers, Additional Information and Approval Rights, and Certain Additional Prohibited Actions”).

Other Agreements

On January 15, 2011, Skyworks executed a confidentiality agreement with AATI (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which, among other things, each party agreed on behalf of itself and its representatives, subject to certain exceptions, to keep confidential all non-public information furnished by the disclosing party and to use such information solely for the purpose of evaluating a possible transaction between the parties.

On November 29, 2011, Skyworks and AATI entered into a Settlement Agreement and Mutual Release settling and releasing their claims. On November 30, 2011, Skyworks and AATI entered into, and the arbitrator in their Delaware Chancery Court arbitration proceedings approved and entered, a Stipulation and Order of Dismissal approving and implementing the settlement agreement and dismissing the parties’ arbitration petitions, and all claims asserted in the petitions, with prejudice. The settlement agreement provided for the parties to execute an amendment to the Merger Agreement (Amendment No. 1 to the Merger Agreement, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO that we and Skyworks have filed with the SEC, which you may examine and copy as set forth in Section 9—“Information Concerning Skyworks and Offeror”) and to issue a joint press release in agreed form announcing the settlement. The settlement agreement also contains comprehensive mutual releases by each party against the other party and its affiliates and their past, present and future directors, officers, employees, stockholders, representatives, legal, financial and accounting advisers, and other related persons. The releases cover all matters to the date of the settlement, including (but not limited to) the claims asserted in the parties’ arbitration petitions.

11.	PURPOSE OF THE OFFER AND THE MERGER; THE MERGER AGREEMENT; STATUTORY REQUIREMENTS; APPRAISAL RIGHTS; STOCKHOLDER AGREEMENT; “GOING PRIVATE” TRANSACTIONS; PLANS FOR AATI.

Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, AATI. The Offer, as the first step in the acquisition of AATI, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of AATI not purchased pursuant to the Offer or otherwise.

The Merger Agreement. The summary, below and elsewhere in this Offer to Purchase, of the material provisions of the Merger Agreement (as amended on November 30, 2011 pursuant to the amendment signed in connection with the settlement of the parties’ arbitration claims) is qualified in its entirety by reference to the Merger Agreement, including the amendment, which have been filed as exhibits to the Tender Offer Statement on Schedule TO that we and Skyworks have filed with the SEC, which you may examine and copy as set forth in Section 9—“Information Concerning Skyworks and Offeror.” This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We and Skyworks encourage you to read carefully the Merger Agreement, including the amendment, in its entirety. Except where otherwise noted, when we refer to the “Merger Agreement” we mean the Merger Agreement as amended by the November 30, 2011 amendment.

The Merger Agreement is described in this Offer to Purchase only to provide you with information regarding its terms and condition, and not to provide any other factual information regarding AATI or Skyworks or their respective businesses. Such information can be found elsewhere in this document and in the public filings that AATI and Skyworks make with the SEC, which are available without charge through the SEC’s website at www.sec.gov.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about AATI or Skyworks. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement and described below are qualified by information in a confidential “disclosure schedule” provided by AATI to Skyworks in connection with the signing of the Merger Agreement. This confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between AATI and Skyworks rather than for the purpose of establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about AATI or Skyworks.

In addition, with limited exceptions, the representations and warranties included in the Merger Agreement and described below speak as of the original date of the Merger Agreement, May 26, 2011, and have not been updated. The status of matters covered by the representations and warranties in the Merger Agreement may have changed since that date and the other dates as of which certain representations and warranties speak, and these changes may or may not be fully reflected in public disclosures by Skyworks or AATI.

Similarly, covenants in the Merger Agreement may not reflect the parties’ actual actions or they may be subject to interpretation that may differ from what a stockholder might expect or desire. The covenants are also subject to exceptions on a case by case basis with the consent or waiver of the other party. These consents and waivers may not be reflected in public disclosures. Stockholders should not assume that the parties have acted at all times in accordance with the covenants.

The statements embodied in the representations and warranties and in covenants may also be subject to important qualifications and limitations agreed to by AATI and Skyworks in negotiating the terms of the Merger Agreement, including a contractual standard of materiality that may be different from what stockholders may view as material, and a contractual standard of knowledge that may not reflect the knowledge that a stockholder might expect or desire.

Accordingly, investors should not rely on the representations and warranties or the covenants in the Merger Agreement as characterizations of the actual state of facts about Skyworks or AATI.

The Offer. The Merger Agreement contains provisions relating to the terms of the Offer reflected in this Offer to Purchase, including:

•	the price per share and timing of the Offer, including the extension of the Expiration Date in certain circumstances;

•	the conditions to the Offer (see “—Conditions to the Offer” below and Section 14 “Conditions of the Offer”);

•	Skyworks’s obligation to provide the funding required for the Offer to Offeror;

•	the parties’ obligations to make SEC filings required in connection with the Offer;

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AATI’s obligation to file a solicitation/recommendation statement on Schedule 14D-9 and, subject to limited exceptions permitted by the Merger Agreement (see “—Change in Recommendation by AATI’s Board” below), to recommend that AATI stockholders accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement and approve the Merger;

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the obligations of AATI to supply information concerning AATI that must be included in the tender offer documents or that Skyworks otherwise reasonably requests in connection with the preparation of the tender offer documents; and

•	other provisions that are set forth or reflected in this Offer to Purchase.

The Top-Up Option. The Merger Agreement grants Skyworks an assignable “top-up option,” which allows Skyworks to acquire newly issued Shares from AATI in certain circumstances in order to facilitate the consummation of the Merger using the “short form” merger procedures of Delaware law, which allow a merger to be consummated on an expedited basis, without a stockholder meeting or vote, if a company owns more than 90% of the outstanding shares of another company’s stock. The top-up option is exercisable by Skyworks at any time after Skyworks accepts for payment any Shares tendered pursuant to the Offer. The top-up option may be exercised in whole or in part. The top-up option is exercisable for the lesser of the following numbers:

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the number of Shares that, when added to the number of Shares owned by Skyworks immediately prior to the exercise of the top-up option, constitutes one share more than ninety percent (90%) of the number of Shares then outstanding (assuming the issuance of the top-up option shares); or

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the number of Shares held as treasury shares by AATI and its subsidiaries and the number of Shares that AATI is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of AATI stock options or warrants) immediately before the exercise of the top-up option.

The purchase price payable for each Share subject to the top-up option will equal the Offer Price, and may be paid by Skyworks, at its election, either in cash or by executing and delivering to AATI a promissory note having a principal amount equal to such payment, or by any combination of cash and such promissory note. Any such promissory note will bear interest at the applicable federal rate determined under Section 1274(d) of the Internal Revenue Code, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law, at the effective time of the Merger,

Offeror will be merged with and into AATI and, as a result of the Merger, the separate corporate existence of Offeror will cease and AATI will continue as the surviving corporation and become a wholly owned subsidiary of Skyworks.

Record Date for Voting on the Merger. The Merger Agreement provides that unless prohibited by law, AATI will establish the open of business on the day after the scheduled expiration of the Offer as the record date for determining the AATI stockholders entitled to vote at the special meeting (if any) of AATI stockholders that may be required for the purpose of considering and voting upon the adoption of the Merger Agreement and the approval of the Merger, in the event that Skyworks is unable to effect a short form merger under Delaware law.

Effective Time of the Merger; Closing. The Merger will become effective as of the date and time specified in the certificate of merger filed by AATI with the Secretary of State of the State of Delaware or such other date and time agreed to by Skyworks and AATI. The filing of the certificate of merger will occur on the closing date of the Merger or as soon as practicable thereafter. The closing date will be on a date specified by AATI and Skyworks, which will be no later than the second business day after satisfaction or waiver of the conditions to the closing of the Merger set forth in the Merger Agreement and described in this Offer to Purchase. (If Offeror obtains ownership of 90% or more of the outstanding Shares (including any Shares tendered in the Offer or acquired by exercise of the top-up option), Skyworks will complete the Merger promptly following Offeror’s acquisition of a number of Shares sufficient to enable it to complete the Merger using the short form merger procedures of Delaware law).

At the effective time of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be amended and restated so that they are identical to the certificate of incorporation and bylaws of Offeror (except as to the name of the surviving corporation and other ministerial details).

Directors and Officers. The Merger Agreement provides that upon acceptance by Offeror of any Shares of for payment pursuant to the Offer, and from time to time thereafter as Shares are accepted for payment and paid for by Offeror, Skyworks will be entitled to designate a majority of the AATI board and all committees of the board. The exact number of directors that Skyworks may designate will be in proportion to the percentage of AATI’s stock that Skyworks then holds, and will be rounded up to the nearest whole number. AATI has agreed to take all actions that may be required to enable and cause the Skyworks designees to be appointed or elected to the AATI board (including increasing the size of the AATI board or securing the resignations of incumbent AATI directors). Notwithstanding these provisions, Skyworks and AATI have agreed to use their best efforts to ensure that, at all times prior to the Effective Time, at least two of the members of the AATI board will be persons who were independent disinterested non-management directors of AATI on November 30, 2011. If fewer than two independent directors are available, the remaining independent director will have the power to designate an individual to fill the second independent director position, and if no independent directors then remain, the other directors then in office will designate two independent directors who will not be directors, officers, employees or affiliates of Skyworks or Offeror. Until the Merger is completed, if Skyworks’s designees constitute a majority of the AATI board, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by AATI, any extension of time for performance of Skyworks or Offeror under the Merger Agreement, any waiver of any condition to AATI’s obligations under the Merger Agreement or any of AATI’s rights under the Merger Agreement or any amendment to AATI’s certificate of incorporation or bylaws will require the approval both of the AATI board as a whole and a majority of the independent directors then in office.

Upon completion of the Merger, Skyworks will be the direct or indirect owner of 100% of the outstanding Shares, and AATI’s board will be reconstituted, so that Offeror’s directors and officers immediately prior to the effective time of the Merger will (initially) be the only directors and officers of the surviving corporation and there will be no independent directors and no incumbents or holdovers from the current AATI board.

The Merger Consideration. Upon completion of the Merger, each outstanding Share (except for (1) any Shares that are owned by AATI as treasury stock or by any wholly owned subsidiary of AATI and any Shares owned by Skyworks, Offeror or any other wholly owned subsidiary of Skyworks, and (2) Shares held by stockholders exercising dissenter’s rights) will automatically become the right to receive the Offer Price.

Payment and Exchange Procedures. Skyworks will designate its transfer agent, American Stock Transfer & Trust Company, LLC, or another bank and trust company reasonably acceptable to AATI, to act as exchange agent for the Merger. As of the effective time of the Merger, Skyworks will deposit with the exchange agent cash in an amount sufficient to pay the aggregate cash consideration described in “—The Merger Consideration” above.

If you do not tender your Shares and you hold stock certificates representing Shares that are outstanding immediately prior to the effective time of the Merger, then, as soon as reasonably practicable after the effective time, the exchange agent will mail you (i) a form letter of transmittal setting forth the cash consideration which you are entitled to receive and (ii) instructions for use in effecting the surrender of Share certificates. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to Share certificates will pass, only upon proper delivery of such certificates (and any other documents that the exchange agent may reasonably require) to the exchange agent, and will contain other customary provisions as Skyworks and AATI may agree. You should not submit your AATI stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent. Upon surrender of such Share certificates for cancellation together with such letter of transmittal duly executed and completed and other documents reasonably requested by the exchange agent, you will be entitled to receive a check for the amount of cash consideration to which you are entitled pursuant to the Merger Agreement.

In the event of a transfer of ownership of Shares that is not registered in AATI’s transfer agent’s records, payment of the Merger consideration as described above will be made to a person other than the person named in the certificate as the registered holder only if (A) the certificate is properly endorsed or otherwise is in proper form for transfer and (B) the person requesting the exchange pays any transfer or other taxes required by reason of the payment of the Merger consideration to such other person.

Following the effective time of the Merger, there will be no further transfers of Shares.

Any amounts required to be deducted and withheld under federal, state, local or foreign tax law will be deducted and withheld from the consideration otherwise payable to you under the Merger Agreement.

If a Share certificate has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit, in form and substance reasonably acceptable to Offeror, of that fact by the person claiming such certificate to be lost, stolen or destroyed. The posting of a bond in an amount reasonably acceptable to Offeror as indemnity may also be required.

One hundred eighty days after the effective time of the Merger, the exchange agent will deliver to the surviving corporation all cash remaining in the exchange fund administered by the exchange agent that have not been distributed to holders of Shares. Thereafter, AATI stockholders must look only to the surviving corporation for payment of the Merger consideration.

Treatment of Stock Options, Restricted Stock Units and Employee Stock Purchase Plan. At the effective time of the Merger, each AATI option will be assumed and converted into an option to purchase Skyworks common stock, on the same terms and conditions as were applicable under such AATI option as of immediately prior to the effective time of the Merger, but taking into account any acceleration thereof provided for in the related AATI plan document, award document or any other agreement. The number of shares of Skyworks common stock subject to each assumed AATI option will be equal to the number of Shares subject to the assumed AATI option immediately prior to the effective time of the Merger, multiplied by the option conversion ratio, rounded down, if necessary, to the nearest whole share of Skyworks common stock. The assumed option will have an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per Share divided by the option conversion ratio. The “option conversion ratio” is defined as $5.80 divided by the average last reported sale price of Skyworks common stock (at the 4 p.m. Eastern Time end of NASDAQ regular trading hours) on the five full trading days ending on the trading day immediately prior to the date on which the effective time of the Merger occurs.

Each outstanding award of AATI restricted stock units (“RSUs”) will be assumed by Skyworks and will be converted into restricted stock units to acquire that number of shares of Skyworks common stock equal to the product obtained by multiplying (x) the number of Shares subject to such RSU and (y) the option conversion ratio, rounded down to the nearest whole share of Skyworks common stock. Each assumed RSU will otherwise be subject to the same terms and conditions (including as to vesting) as were applicable to the RSUs immediately prior to the effective time of the Merger.

No further Shares will be issued to participants under AATI’s Employee Stock Purchase Plan, as amended (the “ESPP”). There is no offering period in progress, and AATI has covenanted in the Merger Agreement that no new offering period will begin. The ESPP will be terminated as of or prior to the effective time of the Merger.

Representations and Warranties of AATI. AATI has made a number of representations and warranties to Skyworks and Offeror in the Merger Agreement regarding aspects of AATI’s business and other matters pertinent to the Merger, subject to the qualifications of the confidential disclosure schedule delivered by AATI to Skyworks and Offeror. The topics covered by these representations and warranties include the following:

•	organization, good standing, qualification, corporate power and similar corporate matters;

•	capitalization;

•	ownership of AATI’s subsidiaries;

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AATI’s corporate authority to execute and deliver the Merger Agreement and to consummate the Merger, the absence of conflicts, and the required filings consents with respect to the transactions contemplated by the Merger Agreement;

•	the filing and accuracy of required reports and other documents by AATI with the SEC; as well as consolidated financial statements included in its filings with the SEC;

•	the absence of undisclosed liabilities and the absence of indebtedness;

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the absence, since March 31, 2011 of certain changes and events, including any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a “Company Material Adverse Effect”;

•	tax matters;

•	owned and leased real property;

•	intellectual property;

•	agreements, contracts and commitments (including government contracts);

•	litigation and product liability;

•	environmental matters;

•	employee benefit plans and matters;

•	compliance with laws;

•	permits;

•	labor matters;

•	insurance;

•	inventory;

•	assets;

•	warranty claims and matters;

•	customers and suppliers;

•	accounts receivable;

•	absence of existing discussions with other potential acquirers;

•	opinion of AATI’s financial advisor;

•	inapplicability of DGCL section 203;

•	brokers; and

•	controls, procedures, certifications and other matters relating to the Sarbanes-Oxley Act.

In addition, AATI has represented and warranted to Skyworks that from September 23, 2011 through the date of the amendment to the Merger Agreement in connection with the settlement of the parties’ arbitration claims (November 30, 2011), AATI had not issued, or entered into any agreement to issue, equity securities of any class of AATI, or any security exchangeable into or exercisable for such equity securities to any member of the board of directors of AATI or to AATI’s chief executive officer, chief financial officer, chief operating officer or vice president of marketing and sales in an amount over $1,000,000, other than common stock issued upon exercise of options or restricted stock units that were previously granted, and has not entered into any agreement to issue equity securities in an amount over $5,000,000, as consideration payable in connection with the acquisition of any company or business.

Representations and Warranties of Skyworks and Offeror. Skyworks and Offeror have made a number of representations and warranties to AATI regarding aspects of Skyworks’s business and other various matters pertinent to the Merger, subject to the qualifications of a disclosure letter delivered by Skyworks to AATI. The topics covered by these representations and warranties include the following:

•	Skyworks’s and Offeror’s organization, good standing, and corporate power;

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Skyworks’s and Offeror’s corporate power and authority to execute and deliver the Merger Agreement and consummate the Merger, the absence of conflicts between the Merger Agreement and Skyworks’s and Offeror’s organizational documents, certain contracts or laws and judgments applicable to Skyworks or Offeror, and the filings and consents required for the completion of the Merger; and

•	Offeror’s operations.

In addition, Skyworks represented and warranted that it had, as of the date of the amendment to the Merger Agreement (November 30, 2011), and will have at the time it accepts Shares for payment pursuant to the Offer, and at the effective time of the Merger, sufficient cash to pay the Offer consideration and the Merger consideration.

The representations and warranties of each of the parties to the Merger Agreement will expire upon the consummation of the Merger.

Material Adverse Effect. Some of the parties’ representations and warranties, and some of the conditions to the closing of the Merger, refer to the absence of a “Material Adverse Effect” or exclude matters that do not or would not be expected or likely to have a “Material Adverse Effect.” This term is defined in detail in the Merger

Agreement, and has two substantially parallel versions, one that applies to Skyworks (“Buyer Material Adverse Effect”) and one that applies to AATI (“Company Material Adverse Effect”).

As a general matter, a “Company Material Adverse Effect” is any event, change, circumstance or effect that, either individually or in the aggregate, and taken together with all other effects, has (or have) a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of AATI and its subsidiaries, taking AATI together with its subsidiaries as a whole. This basic definition is subject to a number of exclusions and interpretive rules.

Under the exclusions, no effect (either by itself or when aggregated or taken together with any and all other such effects) proximately caused by any of the matters described in the following clauses shall be deemed to be or to constitute a “Company Material Adverse Effect” and no such effect shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may occur:

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general economic conditions in the United States, China or any other country (or changes therein), general conditions in the financial markets in the United States, China or any other country (or changes therein), or general political conditions in the United States, China or any other country (or changes therein), in any such case to the extent that such conditions or changes do not affect AATI and its subsidiaries in a disproportionate manner relative to other participants in the industries in which AATI and its subsidiaries conduct business;

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general conditions in the industries in which AATI and its subsidiaries conduct business (or changes therein) to the extent that such conditions or changes do not affect AATI and its subsidiaries in a disproportionate manner relative to other participants in the industries in which AATI and its subsidiaries conduct business;

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general conditions caused by acts of terrorism, war or armed hostilities to the extent that such acts of terrorism, war or armed hostilities do not affect AATI or any of its subsidiaries directly or in a disproportionate manner relative to other participants in the industries in which AATI and its subsidiaries conduct business;

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changes (in and of themselves) in the trading price or volume of AATI’s stock (it being understood, acknowledged and agreed that the underlying causes of, and the facts, circumstances or occurrences giving rise or contributing to such changes may be deemed to constitute a “Company Material Adverse Effect” (unless otherwise excluded by this definition) and may be taken into account in determining whether there has been, is, or would be a Company Material Adverse Effect); or

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failure (in and of itself) by AATI to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood, acknowledged and agreed that the underlying causes of, and the facts, circumstances or occurrences giving rise or contributing to such failure, and any legal liabilities resulting from such failure, may be deemed to constitute a “Company Material Adverse Effect” (unless otherwise excluded by this definition) and may be taken into account in determining whether there has been, is, or would, could or is likely to be a Company Material Adverse Effect).

In addition, the Merger Agreement provides that no effect (either by itself or when aggregated or taken together with any and all other such effects) resulting directly and primarily from any of the matters described in the following clauses shall be deemed to be or to constitute a “Company Material Adverse Effect” and no such effect shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may occur:

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the response of customers, suppliers, distributors, business partners and employees of AATI and its subsidiaries to the announcement of the Merger Agreement and the pendency of the transactions contemplated hereby;

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action taken by AATI or its subsidiaries at the express written request of Skyworks after the date of the Merger Agreement (May 26, 2011) (and in conformity therewith) that is not required by the terms of the Merger Agreement; and

•	changes in GAAP (or the interpretation thereof) that affect the consolidated financial statements of AATI and its subsidiaries.

The Merger Agreement also contains a number of interpretive rules for the interpretation of the term “Company Material Adverse Effect”. These interpretive rules clarify that:

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With respect to the assets and/or liabilities of AATI and its subsidiaries, an effect that would otherwise constitute a Company Material Adverse Effect (or would otherwise be considered in determining whether a Company Material Adverse Effect has occurred or would, could or is likely to occur) shall constitute a Company Material Adverse Effect (and shall be considered in determining whether a Company Material Adverse Effect has occurred or would, could or is likely to occur) even if such effect is a one-time or non-recurring and whether or not the impact of such effect is permanent, ongoing, long-term or short-term.

•	The term “business” includes (but is not limited to) the long-term future earnings potential of AATI and its subsidiaries.

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The terms “material”, “materially” or “materiality” as used in the Merger Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the special meanings ascribed to the term “Company Material Adverse Effect”.

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When a statement in a representation and warranty by AATI is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the particular representation and warranty in which such qualifying phrase is used and not with respect to the entirety of the Merger Agreement or the entirety of the transactions contemplated by the Merger Agreement.

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To the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (A) the representations and warranties, covenants, agreements and closing conditions in the Merger Agreement shall be construed to be cumulative, (B) each representation and warranty, covenant, agreement and closing condition in the Merger Agreement shall be given full separate and independent effect, and (C) no limitation in or exception to any representation and warranty, covenant, agreement or closing condition shall be construed to limit or apply to any other representation and warranty, covenant, agreement or closing condition unless such limitation or exception is expressly made applicable to such other representation and warranty, covenant, agreement or closing condition.

Covenants Regarding Conduct of Business by AATI Prior to the Merger. In the Merger Agreement, AATI has agreed that before the effective time of the Merger, subject to certain exceptions, AATI will (and will cause each of its subsidiaries to) act and carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, pay its debts and taxes and perform its other obligations prior to delinquency (subject to good faith disputes), comply with all applicable laws, rules and regulations, and use commercially reasonable best efforts, consistent with past practices, to maintain and preserve its and each of its subsidiaries’ business organization, assets and properties, keep available the services of its present officers and employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the effective time of the Merger.

In addition, AATI has agreed, with specified exceptions, to various restrictions, including restrictions on AATI and its subsidiaries’ ability to:

•	declare, set aside or pay any dividends on, or make any other distributions;

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split, combine, reclassify or otherwise amend the terms of AATI’s capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, AATI’s capital stock or other equity interests, other than in connection with the exercise of any AATI stock option or AATI restricted stock;

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purchase, redeem or otherwise acquire any of AATI’s or any of AATI’s subsidiaries’ capital stock or other equity securities, except for purchases, redemptions or other acquisitions of AATI common stock in connection with forfeitures and net exercises;

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issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of AATI common stock upon the exercise of AATI options outstanding on May 26, 2011 in accordance with their terms and other than certain limited issuances in connection with new hires);

•	amend its charter and organizational documents;

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acquire any business, corporation, partnership, joint venture, limited liability company, association or other business organization or any division thereof, or any assets that are material, in the aggregate, to AATI and its subsidiaries, taken as a whole, except purchases of inventory and components in the ordinary course of business;

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sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets except for sales of inventory in the ordinary course of business, or sell, dispose of or otherwise transfer any assets that are material to AATI and its subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or the stock of any of its subsidiaries) whether or not in the ordinary course of business (other than the sale of products and the grant of non exclusive license in connection therewith in the ordinary course of business);

•	adopt or implement any stockholder rights plan or other anti-takeover measure;

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enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of its or any of its subsidiaries’ assets or securities (other than a confidentiality agreement and other than as permitted by the exceptions to the “no shop” covenant described below);

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incur or suffer to exist any indebtedness for borrowed money, or guarantee any such indebtedness of another person, other than indebtedness which existed as of March 31, 2011 as reflected on AATI’s balance sheet and other indebtedness for borrowed money of less than fifty thousand dollars ($50,000) individually and one hundred thousand dollars ($100,000) in the aggregate;

•	issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities;

•	guarantee any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person;

•	make any loans, advances (other than routine ordinary-course advances to employees);

•	make any investment in any other person other than wholly owned subsidiaries;

•	enter into any hedging agreement;

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make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of fifty thousand dollars ($50,000) individually and one hundred thousand dollars ($100,000) in the aggregate, other than as set forth in AATI’s budget for capital expenditures;

•	make any changes in accounting methods, principles or practices, or change any assumption or calculation method underlying any bad debt, contingency or other reserve (except as required by GAAP);

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pay, discharge, settle or satisfy any claims, liabilities or obligations that are material in amount either individually or in the aggregate, except in the ordinary course of business or in accordance terms in effect on May 26, 2011, and except as reflected or reserved against in AATI’s most recent consolidated financial statements filed with the SEC before the Merger Agreement or incurred since the date of such financial statements in the ordinary course of business;

•	modify, amend or terminate any material contract, or expressly waive, release or assign any material rights or claims, except in the ordinary course of business;

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enter into any material contract or agreement, or license any material intellectual property rights to or from any third party (other than non exclusive licenses to purchasers of AATI products in the ordinary course of business in connection with the sale of products);

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adopt, enter into, terminate (other than for “cause”) or amend any employment, severance or similar agreement, arrangement or plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

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increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant (except for customary annual increases of the salaries of non officer employees in the ordinary course of business and except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

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amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding stock options or restricted stock awards (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

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pay any material benefit not provided for as of May 26, 2011 under any plan (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

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grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, except in the ordinary course of business and not in contemplation of or response to, and with no condition or contingency related to or triggered by the Merger Agreement or the Merger or any of the other transactions contemplated by the Merger Agreement, or accelerate or remove any existing restrictions in any benefit plans or agreements or awards made thereunder (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

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take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement;

•

hire any new employee other than to replace (on an at-will basis, without any obligation for severance), an employee whose employment terminates after the date of the Merger Agreement (May 26, 2011) (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

•

enter into any agreement or arrangement with, or make any commitment to, any new hire providing for cash compensation at an annualized rate of one hundred fifty thousand dollars ($150,000) or more or providing for equity grants involving 5,000 or more shares of AATI common stock without advance notice to (and written approval by) Skyworks (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

•

issue any option on Shares or make any other equity-based grant that involves an exercise, strike, purchase or conversion price, on terms involving an exercise, strike, purchase or conversion price of less than $5.80 per share (except as required to comply with applicable law or agreements, plans or arrangements existing on May 26, 2011, or as otherwise expressly permitted or required by the Merger Agreement);

•	make or rescind any tax election, settle or compromise any tax liability or amend any tax return;

•	commence any offering of Shares pursuant to AATI’s ESPP;

•	initiate, compromise or settle any material litigation or arbitration;

•	open or close any facility or office;

•	fail or omit to maintain insurance at levels substantially comparable to existing levels;

•	fail or omit to pay accounts payable and other obligations in the ordinary course of business; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

New Provision for Skyworks Observers, Additional Information and Approval Rights, and Certain Additional Prohibited Actions. In addition to the restrictions above, the amendment to the Merger Agreement that the parties signed on November 30, 2011 in connection with the settlement of their arbitration claims adds a new provision (Section 5.3) that gives Skyworks the right to designate five Skyworks employees (one in each of the following functional areas—finance, operations, sales/marketing, technology and human resources) as observers, monitors and integration planning coordinators. The new provision gives the Skyworks observers full access at all times to all AATI facilities. The amendment also provides that from and after the date of the amendment (November 30, 2011) and continuing until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, AATI will (a) provide the Skyworks observers with regular executive office space (and customary telecommunications, computer and other office support) in the executive suite of AATI’s headquarters in Santa Clara, California, and such additional temporary office space and support at other AATI facilities as they may from time to time request; (b) keep the Skyworks observers currently informed of all significant operational matters concerning AATI, (c) obtain the prior written consent of the Skyworks observers before making any significant operational decision or taking any significant operational action (including but not limited to financial decisions or actions, but not for payment of the fees and expenses of AATI’s legal, financial, accounting and litigation advisors), and (d) provide the Skyworks observers with contemporaneous copies of all regular financial and operational reports regularly provided to AATI’s chief executive officer, chief financial officer, chief operating officer and the vice president of marketing and sales, and reasonable advance written notice of all management meetings, which the Skyworks observers will be free to attend.

The new provision also prohibits AATI from effecting, proposing, requesting, or seeking any customer-approved “pull in” or acceleration of any sale, any shipment, delivery or fulfillment of any order that, as of November 30, 2011, was scheduled or forecast to be completed, shipped or fulfilled after December 31, 2011 without Skyworks’s prior written approval.

Additional Skyworks Information Rights. Other provisions of the Merger Agreement require AATI to give Skyworks’s officers, employees, accountants, counsel and other representatives, full access at all times to all its properties, books, contracts, commitments, personnel and records and to furnish promptly to Skyworks a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and all other information concerning its business, properties, assets and personnel as Skyworks may reasonably request.

No Solicitation. In the Merger Agreement, AATI has agreed not to directly or indirectly solicit, initiate, knowingly encourage or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a proposal to acquire 10% or more of AATI or its assets, whether by merger, consolidation, dissolution, sale of assets, tender offer, recapitalization, share exchange, other business combination, or issuance of equity securities, or in any other manner. In addition, AATI has agreed not to enter into, continue or otherwise participate in any discussions or negotiations regarding such an acquisition proposal, or to furnish to any person any information with respect to such an acquisition proposal, or to assist or participate in any effort or attempt by any person with respect to such an acquisition proposal, or otherwise to cooperate in any way with, such an acquisition proposal. AATI has also agreed to cause its subsidiaries and its and their directors, officers and employees not to take any of the actions described above, and to use its reasonable best efforts to cause its investment bankers, attorneys, accountants and other advisors and representatives not to take any of these actions. AATI has also agreed not to enter into any acquisition agreement, Merger Agreement or similar agreement (including any letter of intent, memorandum of understanding, or agreement in principle) constituting or relating to an acquisition proposal.

If AATI receives an unsolicited superior proposal to acquire AATI, and if certain other conditions and requirements are met, the AATI board of directors may terminate the Merger Agreement to concurrently enter into a definitive agreement to effect an unsolicited superior proposal. In such a case, AATI is required to pay a termination fee of $8.5 million to Skyworks.

Notwithstanding the restrictions described above, if AATI stockholders have not yet adopted the Merger Agreement, AATI may take certain otherwise prohibited actions in response to an unsolicited proposal from a third party that constitutes (or that the AATI board of directors determines in good faith, after consultation with outside legal counsel and its independent financial advisor, is reasonably likely to lead to) a superior proposal, to the extent that the fiduciary obligations of the AATI board of directors require (as determined in good faith by AATI’s board of directors after consulting with outside counsel). The proposal cannot be the result of a breach by AATI of the no-shop restrictions. If the conditions for this exception apply, the Merger Agreement permits AATI to furnish information (but only pursuant to a customary confidentiality agreement that is not less restrictive of the third party than AATI’s confidentiality agreement with Skyworks) and it also permits AATI to participate in discussions or negotiations (including solicitation of a revised proposal) with the third party and its representatives regarding the proposal.

To qualify as a superior proposal, the proposal must be an unsolicited, bona fide written proposal from a third party to acquire more than 50% of the equity securities or assets of AATI and its subsidiaries, and AATI’s board of directors must determine in its good faith judgment, after consultation with a nationally recognized independent financial advisor, that the terms of the proposal are more favorable to the AATI stockholders than the transactions contemplated by the Merger Agreement, taking into account all the terms and conditions of the proposal and the Merger Agreement (including any proposal by Skyworks to amend the terms of the Merger Agreement). AATI’s board of directors must also determine that the terms of the other proposal are reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal. No proposal will qualify as a superior proposal if any financing required to consummate the proposal is not committed.

Change in Recommendation by AATI’s Board. Subject to the exception described below, the Merger Agreement prohibits AATI’s board of directors from withholding, withdrawing, amending, changing, qualifying or modifying its recommendation in favor of the Merger in a manner adverse to Skyworks, or publicly proposing to withhold, withdraw, amend, change, qualify or modify its recommendation in favor of the Merger in a manner adverse to Skyworks. With a limited exception, the Merger Agreement also prohibits AATI’s board of directors from approving, adopting or recommending to AATI stockholders any other acquisition proposal, or publicly (or in a manner designed to become public) proposing to approve, adopt or recommend any other acquisition proposal to AATI stockholders, or making any public statement in connection with a tender offer or exchange offer for AATI shares (other than a “stop, look and listen” communication by the AATI board pursuant to federal securities law), unless the statement includes a reaffirmation of the AATI board’s recommendation in favor of the Merger.

Notwithstanding these limitations, the Merger Agreement allows AATI’s board of directors to change its recommendation in favor of the Merger and support an alternative acquisition proposal if the following conditions apply:

•

AATI’s board of directors must have received an alternative acquisition proposal and it must have determined in good faith (after consultation with its financial advisors and outside legal counsel) that the other proposal constitutes a superior proposal;

•	the failure to take such action would reasonably be expected to be a breach of its fiduciary duties;

•	AATI stockholders must not have adopted the Merger Agreement and approved the Merger;

•	AATI must not have violated, in any material respect, any of the terms of the “no-shop” restrictions described above in connection with such acquisition proposal;

•

AATI must have given Skyworks at least three business days’ prior written notice of its intention to take such action (and the notice must have included the terms and conditions of the other proposal);

•	no later than the time of such notice, AATI must have provided Skyworks with a copy of the relevant proposed transaction agreement and other material documents with the other party;

•

if requested by Skyworks, AATI must have negotiated in good faith with Skyworks during the three business day notice period to enable Skyworks to propose changes to the terms of the Merger Agreement that would cause the other proposal to no longer constitute a superior proposal;

•

AATI’s board of directors must have considered in good faith (after consultation with its financial advisors and outside legal counsel) any changes to the Merger Agreement proposed by Skyworks in a written offer capable of acceptance and must have determined that the other proposal would continue to constitute a superior proposal even if the changes proposed by Skyworks were made to the Merger Agreement; and

•

in the event of any material change to the financial or other material terms of the other proposal, AATI must have delivered to Skyworks an additional notice and copies of the relevant proposed transaction agreement and other material documents, with a new three business day notice period.

If these conditions are satisfied, the Merger Agreement also allows AATI to terminate the Merger Agreement and enter into an agreement with another party after paying a termination fee of $8.5 million to Skyworks.

Efforts to Consummate the Merger. Skyworks and AATI have agreed to use commercially reasonable efforts to make all required filings under any applicable laws, to obtain all governmental and private consents, licenses, permits, waivers, approvals, authorizations and orders (if any) that are required for the completion of the Merger, to execute or deliver any additional instruments necessary to consummate the Merger and carry out the purposes of the Merger Agreement, and generally to do what is necessary to consummate the Merger, in each case as promptly as reasonably practicable. In this regard, Skyworks and AATI have also agreed to cooperate with one another and furnish to each other relevant documents and information (including all information required to be included in Skyworks’s Schedule TO, AATI’s Schedule 14D-9 and the exhibits to those schedules).

The parties are not required to incur any material or commercially unreasonable expense or to take any commercially unreasonable action in response to any governmental request for information under any antitrust law, or to initiate or pursue litigation against any governmental entity, or to contest or resist any action, including any legislative, administrative or judicial action, or to have vacated, lifted, reversed or overturned any antitrust order that (whether temporary, preliminary or permanent) restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by the Merger Agreement. In addition, neither Skyworks nor any of its affiliates have any obligation to make or accept any proposal, execute or carry out any agreement or submit to any order providing for the sale or other disposition or divestiture or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Skyworks or any of its subsidiaries or AATI or any of its subsidiaries or the holding separate of the Shares or imposing or seeking to impose any material limitation on the ability of Skyworks or any of its subsidiaries to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the Shares, or to take any action if the U.S. Department of Justice or Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

As disclosed elsewhere in this Offer to Purchase, neither the acquisition of Shares pursuant to the Offer nor the Merger is subject to a waiting period or filing requirement under the HSR Act. The acquisition of Shares pursuant to the Offer will, however, require a post-closing filing with the Fair Trade Commission of the Republic of Korea, and prior to the closing of the Merger, AATI must file a notification with the Fair Trade Commission of the Republic of Korea and obtain a clearance on the notification. The statutory review period for the filing required prior to the closing of the Merger is thirty (30) days, which may be shortened or extended by the Commission. Except for the above mentioned filings with the Fair Trade Commission of the Republic of Korea, Skyworks and AATI do not currently believe that any filings will be required under any antitrust or similar law of the United States or any foreign country, and AATI and Skyworks are not aware of any other material governmental or regulatory approval or action required for completion of the Offer or the Merger.

Indemnification, Exculpation and Insurance. For six years after the effective time of the Merger, Skyworks has agreed to cause the surviving corporation in the Merger to honor all of AATI’s obligations to indemnify and hold harmless each present and former director and officer of AATI against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Merger, whether asserted or claimed before, at or after the effective time of the Merger, to the extent that such obligations to indemnify and hold harmless exist on May 26, 2011.

For six years after the effective time of the Merger, Skyworks has also agreed to cause the surviving corporation to maintain in effect (to the extent available in the market) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by AATI’s directors’ and officers’ liability insurance policy with coverage in amount and scope at least as favorable to such persons as AATI’s existing coverage. In no event will Skyworks or the surviving corporation be required to expend in excess of 250% of the annual premium currently paid by AATI for such coverage. If the annual premium exceeds that amount, Skyworks will cause the surviving corporation to obtain as much coverage as practicable for such amount. The obligation to maintain D&O insurance may be satisfied by either Skyworks or AATI purchasing a “tail” policy under AATI’s directors’ and officers’ liability insurance policy in effect immediately before the effective time of the Merger.

In the November 30, 2011 amendment to the Merger Agreement, the parties confirmed that the indemnification rights described above apply to claims relating to or arising out of the arbitration proceedings and claims asserted in In re Advanced Analogic Technologies Inc. Shareholder Litigation, Lead Case

No. 111CV202403. In addition, Skyworks agreed and consented to AATI’s entering into an indemnification agreement with each of Joseph Hollinger (AATI’s general counsel) and JB Nah (AATI’s head of Asian sales), in substantially the form and substance as the agreements previously signed with AATI officers.

Employee Matters. As a general matter, Skyworks has agreed to cause the surviving corporation in the Merger to honor all AATI employee benefit plans and compensation arrangements in accordance with their terms as in effect immediately prior to the effective time of the Merger. Notwithstanding this commitment, Skyworks and the surviving corporation may amend or terminate any AATI employee benefit plan, arrangement or agreements in accordance with its terms or if otherwise required or permitted by applicable law.

After the Merger, until the end of Skyworks’s current fiscal year or the end of the applicable current plan year, as Skyworks shall prescribe in its sole discretion, Skyworks has agreed to cause the surviving corporation to maintain, for the benefit of each AATI employee who continues to be employed by Skyworks and its subsidiaries, the AATI employee benefit plans (or substitute plans), at benefit levels that, taken as a whole, are not materially less favorable, in the aggregate, to the continuing employees than the AATI plans in effect on May 26, 2011. Alternatively, Skyworks may cause the surviving corporation to provide compensation and benefits that, taken as a whole, are not materially less favorable in the aggregate than the compensation and benefits provided to comparably ranked, similarly situated employees of Skyworks and its subsidiaries generally, giving effect to differences based on location of employment, performance reviews and other differentiating factors. Neither Skyworks nor the surviving corporation has any obligation to offer, grant or maintain any equity-based compensation and benefits, compensation and benefits under individual employment, severance and/or change-of-control agreements and arrangements, special bonuses, and similar compensation and benefits. Nothing in the Merger Agreement gives any entitlement to any AATI employee to continued employment with Skyworks or any of its subsidiaries after the Merger.

Subject to certain limitations, Skyworks has also agreed to cause the surviving corporation to take commercially reasonable action to provide the continuing employees with credit for their service with AATI for purposes of vesting, eligibility, participation and level of benefits (but not benefit accruals) under all applicable employee benefit plans and arrangements of Skyworks and its subsidiaries in which AATI employees participate after the effective time. Subject to the requirements and limitations of applicable law and plans, Skyworks has also agreed to cause the surviving corporation to obtain waiver of evidence-of-insurability requirements, waiting periods, and any limitations as to preexisting medical conditions under the group health plan applicable to AATI employees.

Conditions to the Offer. Skyworks is not obligated to complete the Offer or to accept and pay for tendered Shares in any of the following circumstances:

•

if the number of Shares validly tendered and not properly withdrawn does not represent at least a majority of the Shares outstanding immediately prior to the expiration of the Offer (the “Minimum Condition”);

•	the Merger Agreement has been terminated in accordance with its terms; or

•

AATI has intentionally not complied with or performed in any material respect its obligations under new Section 5.3 of the Merger Agreement (it being understood and agreed that “to intentionally not comply or perform” shall mean that AATI has deliberately taken an action or deliberately failed to take an action, with the actual knowledge of AATI’s chief executive officer, chief financial officer, chief operating officer and vice president of marketing and sales that such action or failure to take such action would be a material breach of Section 5.3 of the Merger Agreement);

•

AATI’s representation and warranty in new Section 3.29 of the Merger Agreement – concerning the absence of changes in AATI’s capitalization since September 23, 2011 – was not true and correct as of November 30, 2011; or

•

any governmental authority shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) prohibiting consummation of the Offer or the Merger.

If any of these conditions is not satisfied, Skyworks will not be required to accept for payment or (except as otherwise required by any applicable SEC rules and regulations, including Rule 14e-1(c) under the Exchange Act) to pay for any Shares tendered pursuant to the Offer. In addition, if otherwise permitted by the terms of the Merger Agreement, failure to satisfy these conditions allows Skyworks to terminate or amend the Offer or postpone the acceptance of, or payment for, any Shares tendered in the Offer.

Conditions to the Merger. The obligations of AATI and Skyworks to complete the Merger are subject to the following conditions:

•	Offeror shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer;

•

the Merger Agreement (as amended by the November 30, 2011 amendment executed in connection with the settlement of the parties’ arbitration claims) and the Merger shall have been approved and adopted by the requisite vote or consent of AATI stockholders, to the extent required by applicable law; and

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) prohibiting consummation of the Merger.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or, subject to the terms of the Merger Agreement, after adoption of the Merger Agreement by AATI stockholders, in the following circumstances:

•	by mutual written consent of Skyworks, Offeror and AATI;

•

by either Skyworks or AATI if the Offer is not consummated by June 30, 2012 (except that the right to terminate cannot be exercised by a party whose non fulfillment of any obligation under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer to occur on or before that date);

•

by either Skyworks or AATI if a governmental entity of competent jurisdiction has issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, permanently restraining, enjoining or otherwise prohibiting the Merger or imposing conditions on the consummation of the Merger that would prevent one or more of the closing conditions set forth in Article VII of the Merger Agreement from being satisfied; or

•

by AATI, if it has complied in all material respects with its “no shop” obligations and if it contemporaneously pays the termination fee discussed below, following and in connection with a change in the AATI board’s recommendation of the Merger Agreement and the Merger, to enter into a definitive agreement to effect a superior proposal.

Transaction Fees and Expenses; Termination Fee. Each party will generally pay its own fees and expenses in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, whether or not the Merger is completed. If, however, AATI terminates the Merger Agreement to enter into an alternative acquisition agreement, AATI will be required to pay Skyworks a termination fee of $8,500,000.

Other Covenants and Agreements. The Merger Agreement contains other covenants and agreements, including covenants and agreements relating to public announcements regarding the Merger, notification of certain developments, and other matters.

Extension, Waiver and Amendment of the Merger Agreement. AATI, Skyworks and Offeror may amend the Merger Agreement at any time prior to the completion of the Merger. However, after the adoption of the Merger Agreement and approval of the Merger by AATI’s stockholders, no amendment can be made that by law requires further approval by AATI’s stockholders without obtaining such further approval.

AATI, Skyworks or Offeror may extend the time for performance of any of the obligations or other acts of the other parties under the Merger Agreement, waive any inaccuracies in another party’s representations and warranties and waive compliance with any of the agreements or conditions contained in the Merger Agreement. However, after the approval and adoption of the Merger Agreement by AATI’s stockholders, no waiver can be made that by law requires further approval by AATI’s stockholders without obtaining such further approval.

Remedies and Enforcement. The Merger Agreement provides that any dispute or controversy arising out of or in connection with the Merger Agreement or any of the other transactions contemplated by that agreement will be determined by confidential arbitration in the Delaware Court of Chancery, and that each party is entitled to seek injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which it may be entitled at law or in equity. The Merger Agreement provides that all awards of the arbitrator are final, nonappealable and binding on the parties, and the Merger Agreement waives any right that the parties might otherwise have to refer any question of law and right of appeal on the law and/or merits to any court. The arbitrator has the authority to grant any equitable or legal remedies that would be available in any judicial proceeding, including entering injunctive or other equitable relief pending final decision. Each party is entitled to seek interim or provisional relief in the Delaware Court of Chancery or, if the Delaware Court of Chancery lacks subject matter jurisdiction, any federal court located in the State of Delaware to (i) protect the rights or property of such party, (ii) maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved, or (iii) prevent breaches of the Merger Agreement.

In making the Offer, Skyworks retains (and in this Offer to Purchase hereby expressly reserves) the right to seek injunctive relief, specific performance and other relief to enforce compliance with the provisions of the Merger Agreement from the date of the settlement (November 30, 2011) to the completion of the Offer and the Merger, including relief to enforce (and to prevent and to redress any post-settlement breach of) the covenants set forth in Section 5.1 of the Merger Agreement and new Section 5.3 of the Merger Agreement, whether or not the breach of such covenant is subject to enforcement by means of a condition to the consummation of the Offer or a condition to the consummation of the Merger.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters, and the adoption of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. The Shares entitle the holders thereof to voting rights.

The DGCL also provides that, if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise we acquire or control the voting power of at least 90% of the outstanding Shares, we could, and intend to, effect the Merger without prior notice to, or any action by, any other stockholder of AATI.

Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, AATI’s stockholders that have not tendered their Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. AATI stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any AATI stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder’s right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. You may withdraw your demand for appraisal by delivery to us of a written withdrawal of your demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by AATI stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. If a stockholder withdraws or loses his right to appraisal, such stockholder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest. AATI stockholders who tender shares in the Offer will not have appraisal rights.

Stockholder Agreement. In connection with the Merger Agreement, Skyworks entered into a Stockholder Agreement with certain of the officers and directors of AATI (namely, Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramanian, Jun-Wei Chen, Ashok Chandran and Kevin D’Angelo). Pursuant to the Stockholder Agreement, each signing stockholder has agreed to vote all Shares beneficially owned by such stockholder in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and against any other acquisition proposal or alternative acquisition agreement made in opposition to the consummation of the Merger and the transactions contemplated by the Merger Agreement. The signing stockholders have also granted Skyworks an irrevocable proxy to vote their Shares at any meeting of AATI stockholders called with respect to the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

Under the terms of the Stockholder Agreement, any Shares of received upon the exercise of stock options or the settlement of restricted stock units by the stockholders who have signed the Stockholder Agreement are subject to the provisions of the Stockholder Agreement.

The Stockholder Agreement terminates upon the earlier to occur of (a) the effective time of the Merger or (b) any termination of the Merger Agreement in accordance with its terms, and the proxy granted by the signing stockholders to Skyworks terminates automatically upon termination of the Stockholder Agreement. In addition, each signing stockholder signed the Stockholder Agreement solely in his capacity as owner of his Shares, and nothing in the Stockholder Agreement prohibits, prevents or precludes such stockholder from taking or not taking any action in his or her capacity as an officer or director of AATI, to the extent permitted by the Merger Agreement. Under certain circumstances, the Merger Agreement allows AATI’s board of directors to withdraw its support for the Merger Agreement and, in certain circumstances, including circumstances involving the receipt of an unsolicited superior proposal, to terminate the Merger Agreement. If the Merger Agreement is terminated in accordance with its terms, the Stockholder Agreement terminates concurrently with the termination of the Merger Agreement and the proxy granted to Skyworks automatically terminates.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the

Exchange Act prior to the Merger or other business combination, or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Skyworks and we believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, AATI’s stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

Plans for AATI. In connection with the Offer, Skyworks and we have reviewed and will continue to review various possible business strategies that they might consider in the event that we acquire control of AATI, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, changes in AATI’s business corporate structure, capitalization and management. Upon the consummation of the Merger, AATI will become a wholly owned subsidiary of Skyworks.

12.	SOURCE AND AMOUNT OF FUNDS

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $260 million. Skyworks will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. The Offer is not conditioned upon any financing arrangements. Skyworks’s existing cash on hand will provide the necessary funds to complete the Offer and the Merger.

13.	DIVIDENDS AND DISTRIBUTIONS.

The Merger Agreement provides that, without the prior written consent of Skyworks, AATI will not, and will not permit any of its subsidiaries to, prior to the Effective Time:

•

declare, authorize, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of AATI or its subsidiaries), except dividends and distributions paid or made by such subsidiaries to their respective parents;

•

split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or

•	purchase, redeem or otherwise acquire any shares of its capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, except:

•

the acquisition of shares of AATI stock from holders of AATI stock options in full or partial payment of the exercise price payable by such holder upon exercise of AATI stock options to the extent required under the terms of such options as in effect on the date of the Merger Agreement, or

•	from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to AATI or any of its subsidiaries.

14.	CONDITIONS OF THE OFFER.

We are not required to accept for payment or pay for any Shares if:

•	the Minimum Condition is not satisfied;

•	the Merger Agreement has been terminated in accordance with its terms;

•	AATI has intentionally not complied with or performed in any material respect its new settlement-related covenants set forth in Section 5.3 of the Merger Agreement;

•

AATI’s new settlement-related representation concerning the absence of changes in its capitalization matters since September 23, 2011, set forth in new Section 3.29 of the Merger Agreement, was not true and correct as of November 30, 2011; or

•

any governmental authority shall have enacted, issued, promulgated, enforced or entered any order, stay, decree of judgment or injunction (preliminary or permanent) prohibiting consummation of the Offer or the Merger.

The conditions described above are for the sole benefit of Skyworks and us and, except for the Minimum Condition which may only be waived with the written consent of AATI, may be waived by Skyworks in whole or in part at any time and from time to time and in the sole discretion of Skyworks and us, subject in each case to the terms of the Merger Agreement. The conditions described above are in addition to, and not a limitation of the rights of Skyworks and us to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Skyworks or us at any time to exercise any of the above described rights will not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

If any of these conditions is not satisfied, Skyworks will not be required to accept for payment or (except as otherwise required by any applicable SEC rules and regulations, including Rule 14e-1(c) under the Exchange Act) to pay for any Shares tendered pursuant to the Offer. In addition, if otherwise permitted by the terms of the Merger Agreement, failure to satisfy these conditions allows Skyworks to terminate or amend the Offer or postpone the acceptance of, or payment for, any Shares tendered in the Offer.

15.	LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, based on Skyworks’s and our review of publicly available filings by AATI with the SEC and other information regarding AATI, neither Skyworks nor we are aware of any licenses or regulatory permits that appear to be material to the business of AATI and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares in the Offer. In addition, neither Skyworks nor we are aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than those that may be required under the antitrust or competition laws of the Republic of Korea. Should any such approval or other action be required, Skyworks and we expect to seek such approval or action, except as described below under “—State Takeover Laws.” Should any such approval or other action be required, Skyworks and we cannot be certain that Skyworks and we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to AATI’s or its subsidiaries’ businesses, or that certain parts of AATI’s, Skyworks’s, ours or any of our respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 14—“Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Laws. AATI is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. AATI’s board of directors approved for purposes of Section 203 of the DGCL the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that Section 203 of the DGCL, with respect to AATI, will not be applicable to Skyworks and us by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Offer or the Merger, Skyworks and we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Skyworks and we have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Skyworks and we reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Skyworks and we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Skyworks and we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Skyworks and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Conditions of the Offer.”

Antitrust. AATI and Skyworks have agreed to cooperate with each other and to use their commercially reasonable efforts to make filings and to obtain approvals required for the completion of the Offer. Neither the acquisition of Shares pursuant to the Offer nor the Merger is subject to a waiting period or filing requirement under the HSR Act. The acquisition of Shares pursuant to the Offer will, however, require a post-closing filing with the Fair Trade Commission of the Republic of Korea, and prior to the closing of the Merger, AATI must file a notification with the Fair Trade Commission of the Republic of Korea and obtain a clearance on the notification. The statutory review period for the filing required prior to the closing of the Merger is thirty (30) days, which may be shortened or extended by the Commission. Even though the acquisition of Shares pursuant to the Offer is not subject to a waiting period or filing requirement under the HSR Act, at any time before or after the Merger is completed, either the FTC or the DOJ, or any other antitrust authority having jurisdiction over AATI and Skyworks, could take action under applicable antitrust laws in opposition to the Offer, including seeking to enjoin the transaction or seeking divestiture of substantial assets of AATI, Skyworks or their subsidiaries. Private parties also may seek to take legal action under antitrust laws under some circumstances.

AATI and Skyworks are not aware of any material governmental or regulatory approvals or actions that are required for completion of the Offer other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Related to the Merger. On June 6, 2011, a putative stockholder class action lawsuit was filed in California Superior Court in Santa Clara County (Case No. 111CV202403) (the “Bushansky action”) naming AATI, the members of AATI’s board of directors, Skyworks and Merger Sub as defendants. The complaint alleges, among other things, (1) that the members of AATI’s board of directors breached their fiduciary duties by (a) failing to take steps to maximize the value of the merger consideration to AATI’s stockholders, (b) taking steps to avoid competitive bidding, and (c) failing to protect against conflicts of interest resulting from change-of-control and transaction-related benefits received by AATI directors in connection with the merger that are not available to all stockholders, and (2) that AATI, the members of AATI’s board of directors, Skyworks and Merger Sub aided and abetted these purported breaches of fiduciary duties. The complaint seeks to enjoin consummation of the merger or, if the merger is completed, to recover damages caused by the alleged breaches of fiduciary duties. The complaint also seeks recovery of attorney’s fees and costs of the lawsuit.

On June 7, 2011, a putative stockholder class action lawsuit was filed in California Superior Court in Santa Clara County (Case No. 111CV202501) (the “Venette action”) naming AATI, the members of AATI’s board of directors, Skyworks and Merger Sub as defendants. Plaintiffs filed an amended complaint on July 14, 2011 (the “Amended Complaint”). The Amended Complaint alleges, among other things, (1) that the members of AATI’s board of directors breached their fiduciary duties by (a) agreeing to the merger for inadequate consideration on unfair terms, (b) failing to protect against conflicts of interest resulting from change-of-control and transaction-related benefits received by AATI directors in connection with the merger that are not available to all stockholders, (c) selling the company in response to alleged pressure from Dialectic Capital Partners, LP (“Dialectic”), (d) taking steps to avoid competitive bidding (including the entry by certain AATI officers and directors into agreements with Skyworks relating to voting commitments and inclusion in the merger agreement of nonsolicitation provisions and a termination fee), and (e) by causing the issuance of a materially misleading Form S-4 Registration Statement which, inter alia, purportedly fails to disclose material facts surrounding (i) Dialectic’s impact on the proposed merger process, (ii) the AATI board of directors’ evaluation of Skyworks and its offer for AATI, and (iii) supporting figures and analysis regarding the fairness opinion that AATI’s board of directors obtained from its financial advisor, Needham & Company, LLC, in connection with the transaction and (2) that AATI, the members of AATI’s board of directors, Skyworks and Merger Sub aided and abetted these purported breaches of fiduciary duties. The Amended Complaint seeks to enjoin consummation of the merger, and to have the court direct the defendants to implement procedures and processes to maximize shareholder value. The Amended Complaint also seeks recovery of attorney’s fees and costs of the lawsuit.

On July 26, 2011, the Court issued an order consolidating the Bushansky action and Venette action into a single, consolidated action captioned In re Advanced Analogic Technologies Inc. Shareholder Litigation, Lead Case No. 111CV202403, and designating the Amended Complaint as the operative complaint in the litigation. AATI, AATI’s board of directors and Skyworks believe that the claims in the consolidated action are without merit and intend to defend against such claims vigorously.

16.	FEES AND EXPENSES.

Skyworks has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact AATI’s stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Skyworks will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Skyworks has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws. In addition, Skyworks has retained BNY Mellon Shareowner Services as the Depositary. Skyworks will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Skyworks will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Skyworks will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS.

Skyworks and we are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Skyworks and we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Skyworks and we will make a good faith effort to comply with that state statute. If, after a good faith effort, Skyworks and we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, AATI’s stockholders in that state.

Skyworks and we have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, AATI has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of AATI’s board of directors with respect to the Offer and the reasons for the recommendation of AATI’s board of directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Information Concerning Advanced Analogic Technologies” and Section 9—“Information Concerning Skyworks and Offeror.”

Neither Skyworks nor we have authorized any person to give any information or to make any representation on behalf of either Skyworks or us not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Skyworks, us, AATI or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

POWERCO ACQUISITION CORP.

Dated: December 9, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SKYWORKS SOLUTIONS, INC. AND OFFEROR

1.	Skyworks Solutions, Inc.

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Skyworks. The business address of each of these individuals is c/o Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, and each of these individuals is a citizen of the United States of America.

Directors

David J. McLachlan	Mr. McLachlan has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company), HearUSA, Ltd. (a publicly traded hearing care services company) and Deltagen, Inc (a publicly traded provider of drug discovery tools and services to the biopharmaceutical industry).

David J. Aldrich	Mr. Aldrich has served as President and Chief Executive Officer, and as a director of Skyworks since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined Skyworks in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Kevin L. Beebe

Mr. Beebe has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include Carlyle Group, GS Capital Partners, KKR and TPG Capital). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration

for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded North American operator of wireless communications towers), NII Holdings, Inc. (a publicly traded provider of wireless telecommunications services), Sting Communications (a privately held broadband network provider) and Syniverse Corp. (a privately held provider of support services for wireless carriers).

Moiz M. Beguwala	Mr. Beguwala has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant’s spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide) and Cavendish Kinetics Inc. (a privately held MEMS company), as well as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company in Newport Beach, CA). He also served as director of SIRF Technologies, Inc. (a former publicly traded GPS solutions semiconductor company) from September 2000 until May 2008.

Timothy R. Furey	Mr. Furey has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company’s clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer	Mr. Iyer has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and was a director of Conexant from February 2002 until April 2011. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).

Thomas C. Leonard

Mr. Leonard has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of Skyworks, and from September 1999 to April 2000, he served Skyworks as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief

Executive Officer. Mr. Leonard joined Skyworks in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade	Mr. McGlade has been a director since February 2005. He currently serves as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.

Robert A. Schriesheim	Mr. Schreisheim has been a director since 2006. He has been Executive Vice President and Chief Financial Officer of Sears Holdings since August 2011. Previously, Mr. Schriesheim was Chief Financial Officer and Principal Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation in October 2010). From October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems (“GTS”), SBC Equity Partners, Ameritech, AC Nielsen, and Brooke Group Ltd. In 2001, to facilitate the sale of GTS, Mr. Schriesheim led it through a pre-arranged filing under Chapter 11 of the United States Bankruptcy Code (“U.S.B.C.”) and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. Mr. Schriesheim is also a director of Lawson Software, Inc. In addition, from 2004 until 2007, he was also a director of Dobson Communications Corp. (a former publicly traded wireless services communications company that was acquired by AT&T Inc. in 2007).

Executive Officers

David J. Aldrich	Mr. Aldrich has served as President and Chief Executive Officer, and as a director of Skyworks since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined Skyworks in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Donald W. Palette	Mr. Palette joined Skyworks as Vice President and Chief Financial Officer in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis’ Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell’s Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Gregory L. Waters	Mr. Waters joined Skyworks in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales. Mr. Waters also serves as a director of Sand 9, Inc. (a privately held fabless semiconductor company focused on precision timing solutions).

Liam K. Griffin	Mr. Griffin joined Skyworks in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems). Mr. Griffin owns 1,000 Shares of AATI, which he acquired on February 25, 2008 and over which he holds sole voting and investment power. Mr. Griffin’s spouse, with whom he shares a household, owns 7,000 Shares of AATI, which she acquired on October 22, 2007 and over which she holds sole voting and investment power. The Shares of AATI beneficially owned by Mr. Griffin and his spouse, both individually and in the aggregate, equal less than 1% of AATI Shares outstanding, based on 44,301,895 Shares outstanding on December 5, 2011.

Bruce J. Freyman	Mr. Freyman joined Skyworks in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Mark V.B. Tremallo	Mr. Tremallo joined Skyworks in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004,

Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

George M. LeVan	Mr. LeVan has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining Skyworks in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

2.	Offeror

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror. The business address of each of these individuals is c/o Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, and each of these individuals is a citizen of the United States of America.

Directors

David J. Aldrich	Mr. Aldrich has served as a director of Offeror since May 2011 and the President and Chief Executive Officer and a director of Skyworks since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined Skyworks in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Donald W. Palette	Mr. Palette has served as a director of Offeror since May 2011 and joined Skyworks as Vice President and Chief Financial Officer in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis’ Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell’s Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Mark V.B. Tremallo	Mr. Tremallo has served as a director of Offeror since May 2011 and joined Skyworks in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Executive Officers

David J. Aldrich	Mr. Aldrich has served as President and Chief Executive Officer of Offeror since May 2011, and as President and Chief Executive Officer and a director of Skyworks since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined Skyworks in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Donald W. Palette	Mr. Palette has served as Vice President and Chief Financial Officer of Offeror since May 2011 and joined Skyworks as Vice President and Chief Financial Officer in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis’ Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell’s Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Mark V.B. Tremallo	Mr. Tremallo has served as Vice President and Secretary of Offeror since May 2011 and joined Skyworks in April 2004 and serves as Vice President, General Counsel and Secretary of Skyworks. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each AATI stockholder or the AATI stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Facsimile Transmission (For Eligible Institutions Only):	By Overnight Mail or Courier:

BNY Mellon Shareowner Services Attn: Corporate Actions, 27th Floor PO Box 3301 South Hackensack, NJ 07606	(201) 680-4626 Confirm by Telephone (For Eligible Institutions Only): (201) 680-4860	BNY Mellon Shareowner Services Attn: Corporate Actions, 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

You may direct questions and requests for assistance to the Information Agent at its address, telephone numbers and email address set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Skyworks’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com